                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July, 2000

                               DAIMLERCHRYSLER AG
                 (Translation of registrant's name into English)

                   EPPLESTRASSE 225, 70567 STUTTGART, GERMANY
                     (Address of principal executive office)

                         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                              Form 20-F  X          Form 40-F
                                        ---                   ---

                         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                   Yes               No   X
                                        ---              ---

                         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
           82- ]

                            ------------------------


         This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of DaimlerChrysler North America Holding Corporation (Registration Statement No. 333-11306)

                               DAIMLERCHRYSLER AG

FORM 6-K: TABLE OF CONTENTS

1. Unaudited Interim Condensed Consolidated Financial Statements of DaimlerChrysler AG as of June 30, 2000 and for the three and six month periods ended June 30, 2000 and 1999

2.       Interim Report to Stockholders for the six month period ended June 30,
         2000

                           FORWARD-LOOKING INFORMATION

The Interim Report to Stockholders of DaimlerChrysler AG for the six month period ended June 30, 2000 included in this report contains forward-looking statements based on beliefs of DaimlerChrysler management. When used in this report, the words "anticipate," "believe," "estimate," "expect," "intend," "plan" and "project" are intended to identify forward-looking statements. Such statements reflect the current views of DaimlerChrysler with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results to be materially different, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products, lack of acceptance of new products or services and changes in business strategy. Actual results may vary materially from those projected here. DaimlerChrysler does not intend or assume any obligation to update these forward-looking statements.

                               DAIMLERCHRYSLER AG


              UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                     (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)


                                                                           Three Months Ended June 30,
                                                                  -------------------------------------------
                                                                                  Consolidated
                                                                  -------------------------------------------
                                                                   2000
                                                                  (Note 1)           2000              1999
                                                                  -------           -------           -------
   Revenues ............................................         $ 41,748    (EURO)  43,738    (EURO)  37,326
   Cost of sales .......................................          (33,236)          (34,820)          (28,922)
                                                                  -------           -------           -------
GROSS MARGIN ...........................................            8,512             8,918             8,404
   Selling, administrative and other expenses ..........           (4,887)           (5,120)           (4,897)
   Research and development ............................           (1,399)           (1,466)           (1,443)
   Other income ........................................              408               428               342
                                                                  -------           -------           -------
INCOME BEFORE FINANCIAL INCOME .........................            2,634             2,760             2,406
   Financial income, net ...............................               57                59               (11)
                                                                  -------           -------           -------
INCOME BEFORE INCOME TAXES .............................            2,691             2,819             2,395
       Effects of changes in German tax law ............               --                --                --
       Income taxes ....................................           (1,026)           (1,074)             (895)
                                                                  -------           -------           -------
   Total income taxes ..................................           (1,026)           (1,074)             (895)
   Minority interests ..................................                3                 3               (16)
                                                                  -------           -------           -------
INCOME BEFORE EXTRAORDINARY ITEM AND CUMULATIVE EFFECT
  OF A CHANGE IN ACCOUNTING PRINCIPLE ..................            1,668             1,748             1,484
  Extraordinary item: Gain on disposal of a business,
    net of taxes .......................................               --                --                 3
  Cumulative effect of a change in accounting principle:
    transition adjustment resulting from adoption of
    SFAS 133, net of taxes .............................               --                --                --
                                                                  -------           -------           -------
NET INCOME .............................................            1,668             1,748             1,487
                                                                  =======           =======           =======

EARNINGS PER SHARE
   Basic earnings per share
      Income before extraordinary item and cumulative
       effect of a change in accounting principle ......             1.66              1.74              1.48
      Extraordinary item ...............................               --                --                --
      Cumulative effect of a change in
       accounting principle ............................               --                --                --
                                                                  -------           -------           -------
      Net income .......................................             1.66              1.74              1.48
                                                                  =======           =======           =======
   Diluted earnings per share
      Income before extraordinary item and cumulative
       effect of a change in accounting principle ......             1.65              1.73              1.47
      Extraordinary item ...............................               --                --                --
      Cumulative effect of a change in
       accounting principle ............................               --                --                --
                                                                  -------           -------           -------
      Net income .......................................             1.65              1.73              1.47
                                                                  =======           =======           =======


     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE UNAUDITED INTERIM
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                               DAIMLERCHRYSLER AG

                     (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)


                                                                                 Three Months Ended June 30,
                                                         -----------------------------------------------------------------------
                                                                 Industrial Business                  Financial Services
                                                         -----------------------------------  ----------------------------------
                                                                2000              1999              2000              1999
                                                         -----------------  ----------------  ----------------  ----------------
   Revenues ............................................ (EURO)    39,957   (EURO)   34,986   (EURO)    3,781   (EURO)    2,340
   Cost of sales .......................................          (31,489)          (26,999)           (3,331)           (1,923)
                                                                  -------           -------           -------           -------
GROSS MARGIN ...........................................            8,468             7,987               450               417
   Selling, administrative and other expenses ..........           (4,815)           (4,653)             (305)             (244)
   Research and development ............................           (1,466)           (1,443)               --                --
   Other income ........................................              409               293                19                49
                                                                  -------           -------           -------           -------
INCOME BEFORE FINANCIAL INCOME .........................            2,596             2,184               164               222
   Financial income, net ...............................               58               (15)                1                 4
                                                                  -------           -------           -------           -------
INCOME BEFORE INCOME TAXES .............................            2,654             2,169               165               226
       Effects of changes in German tax law ............               --                --                --                --
       Income taxes ....................................           (1,045)             (833)              (29)              (62)
                                                                  -------           -------           -------           -------
   Total income taxes ..................................           (1,045)             (833)              (29)              (62)
   Minority interests ..................................                3               (15)               --                (1)
                                                                  -------           -------           -------           -------
INCOME BEFORE EXTRAORDINARY ITEM AND CUMULATIVE EFFECT
  OF A CHANGE IN ACCOUNTING PRINCIPLE ..................            1,612             1,321               136               163
  Extraordinary item: Gain on disposal of a business,
    net of taxes .......................................               --                 3                --                --
  Cumulative effect of a change in accounting principle:
    transition adjustment resulting from adoption of
    SFAS 133, net of taxes .............................               --                --                --                --
                                                                  -------           -------           -------           -------
NET INCOME .............................................            1,612             1,324               136               163
                                                                  =======           =======           =======           =======


     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE UNAUDITED INTERIM
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                               DAIMLERCHRYSLER AG


              UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                     (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)


                                                                            Six Months Ended June 30,
                                                                ----------------------------------------------
                                                                                  Consolidated
                                                                ----------------------------------------------
                                                                   2000
                                                                 (Note 1)          2000              1999
                                                                 ---------   ---------------   ---------------
   Revenues ............................................         $ 80,847    (EURO)  84,701    (EURO)  72,316
   Cost of sales .......................................          (64,315)          (67,381)          (56,270)
                                                                  -------           -------           -------
GROSS MARGIN ...........................................           16,532            17,320            16,046
   Selling, administrative and other expenses ..........           (9,252)           (9,692)           (8,931)
   Research and development ............................           (2,882)           (3,019)           (2,751)
   Other income ........................................              627               656               477
                                                                  -------           -------           -------
INCOME BEFORE FINANCIAL INCOME .........................            5,025             5,265             4,841
   Financial income, net ...............................              321               336                89
                                                                  -------           -------           -------
INCOME BEFORE INCOME TAXES .............................            5,346             5,601             4,930
       Effects of changes in German tax law ............               --                --              (597)
       Income taxes ....................................           (2,064)           (2,162)           (1,792)
                                                                  -------           -------           -------
   Total income taxes ..................................           (2,064)           (2,162)           (2,389)
   Minority interests ..................................                2                 2               (15)
                                                                  -------           -------           -------
INCOME BEFORE EXTRAORDINARY ITEM AND CUMULATIVE EFFECT
  OF A CHANGE IN ACCOUNTING PRINCIPLE ..................            3,284             3,441             2,526
  Extraordinary item: Gain on disposal of a business,
    net of taxes .......................................               --                --               124
  Cumulative effect of a change in accounting principle:
    transition adjustment resulting from adoption of
    SFAS 133, net of taxes .............................               11                12                --
                                                                  -------           -------           -------
NET INCOME .............................................            3,295             3,453             2,650
                                                                  =======           =======           =======

EARNINGS PER SHARE
   Basic earnings per share
      Income before extraordinary item and cumulative
       effect of a change in accounting principle ......             3.27              3.43              2.52
      Extraordinary item ...............................               --                --              0.12
      Cumulative effect of a change in
       accounting principle ............................             0.01              0.01                --
                                                                  -------           -------           -------
      Net income .......................................             3.28              3.44              2.64
                                                                  =======           =======           =======
   Diluted earnings per share
      Income before extraordinary item and cumulative
       effect of a change in accounting principle ......             3.25              3.40              2.50
      Extraordinary item ...............................               --                --              0.12
      Cumulative effect of a change in
       accounting principle ............................             0.01              0.01                --
                                                                  -------           -------           -------
      Net income .......................................             3.26              3.41              2.62
                                                                  =======           =======           =======


     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE UNAUDITED INTERIM
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                               DAIMLERCHRYSLER AG

                     (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)


                                                                                Six Months Ended June 30,
                                                          ----------------------------------------------------------------------
                                                                 Industrial Business                  Financial Services
                                                          ----------------------------------   ---------------------------------
                                                                2000              1999               2000             1999
                                                          ----------------  ----------------   ---------------  ----------------
   Revenues ............................................  (EURO)   77,734   (EURO)   67,757    (EURO)   6,967    (EURO)   4,559
   Cost of sales .......................................          (61,279)          (52,517)           (6,102)           (3,753)
                                                                  -------           -------           -------           -------
GROSS MARGIN ...........................................           16,455            15,240               865               806
   Selling, administrative and other expenses ..........           (9,107)           (8,454)             (585)             (477)
   Research and development ............................           (3,019)           (2,751)               --                --
   Other income ........................................              611               407                45                70
                                                                  -------           -------           -------           -------
INCOME BEFORE FINANCIAL INCOME .........................            4,940             4,442               325               399
   Financial income, net ...............................              332                86                 4                 3
                                                                  -------           -------           -------           -------
INCOME BEFORE INCOME TAXES .............................            5,272             4,528               329               402
       Effects of changes in German tax law ............               --              (634)               --                37
       Income taxes ....................................           (2,078)           (1,671)              (84)             (121)
                                                                  -------           -------           -------           -------
   Total income taxes ..................................           (2,078)           (2,305)              (84)              (84)
   Minority interests ..................................                2               (13)               --                (2)
                                                                  -------           -------           -------           -------
INCOME BEFORE EXTRAORDINARY ITEM AND CUMULATIVE EFFECT
  OF A CHANGE IN ACCOUNTING PRINCIPLE ..................            3,196             2,210               245               316
  Extraordinary item: Gain on disposal of a business,
    net of taxes .......................................               --               124                --                --
  Cumulative effect of a change in accounting principle:
    transition adjustment resulting from adoption of
    SFAS 133, net of taxes .............................               10                --                 2                --
                                                                  -------           -------           -------           -------
NET INCOME .............................................            3,206             2,334               247               316
                                                                  =======           =======           =======           =======


     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE UNAUDITED INTERIM
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                               DAIMLERCHRYSLER AG


                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                  (IN MILLIONS)


                                                                                 Consolidated
                                                            ----------------------------------------------------------
                                                                       At June 30,                        At
                                                            ----------------------------------
                                                                 2000               2000              December 31,
                                                               (Note 1)                                  1999
                                                            ---------------   ----------------   ---------------------
                                                                       (unaudited)

ASSETS
    Intangible assets ................................      $        2,816       (EURO) 2,951        (EURO)     2,823
    Property, plant and equipment, net ...............              37,579             39,370                  36,434
    Investments and long-term financial assets .......               4,467              4,680                   3,942
    Equipment on operating leases, net ...............              32,014             33,540                  27,249
                                                            ---------------   ----------------   ---------------------
  FIXED ASSETS .......................................              76,876             80,541                  70,448
                                                            ---------------   ----------------   ---------------------
    Inventories ......................................              15,006             15,721                  14,985
    Trade receivables ................................               9,386              9,833                   8,840
    Receivables from financial services ..............              47,770             50,047                  38,735
    Other receivables ................................              13,665             14,316                  12,571
    Securities .......................................               9,653             10,113                   8,969
    Cash and cash equivalents ........................               5,030              5,270                   9,099
                                                            ---------------   ----------------   ---------------------
  NON-FIXED ASSETS ...................................             100,510            105,300                  93,199
                                                            ---------------   ----------------   ---------------------
  DEFERRED TAXES .....................................               3,043              3,188                   3,806
                                                            ---------------   ----------------   ---------------------
  PREPAID EXPENSES ...................................               7,070              7,408                   7,214
                                                            ---------------   ----------------   ---------------------
  TOTAL ASSETS .......................................             187,499            196,437                 174,667
                                                            ===============   ================   =====================


LIABILITIES AND STOCKHOLDERS' EQUITY

    Capital stock ....................................      $        2,490     (EURO)   2,609       (EURO)      2,565
    Additional paid-in capital .......................               6,953              7,285                   7,329
    Retained earnings ................................              23,882             25,020                  23,925
    Accumulated other comprehensive income ...........               2,645              2,771                   2,241
    Treasury stock ...................................                 (11)               (12)                     --
                                                            ---------------   ----------------   ---------------------
  STOCKHOLDERS' EQUITY ...............................              35,959             37,673                  36,060
                                                            ---------------   ----------------   ---------------------
  MINORITY INTERESTS .................................                 614                643                     650
                                                            ---------------   ----------------   ---------------------
  ACCRUED LIABILITIES ................................              36,540             38,281                  37,695
                                                            ---------------   ----------------   ---------------------
    Financial liabilities ............................              74,867             78,436                  64,488
    Trade liabilities ................................              16,961             17,770                  15,786
    Other liabilities ................................              11,451             11,997                  10,286
                                                            ---------------   ----------------   ---------------------
  LIABILITIES ........................................             103,279            108,203                  90,560
                                                            ---------------   ----------------   ---------------------
  DEFERRED TAXES .....................................               5,456              5,716                   5,192
                                                            ---------------   ----------------   ---------------------
  DEFERRED INCOME ....................................               5,651              5,921                   4,510
                                                            ---------------   ----------------   ---------------------
  TOTAL LIABILITIES ..................................             151,540            158,764                 138,607
                                                            ---------------   ----------------   ---------------------
  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY .........             187,499            196,437                 174,667
                                                            ===============   ================   =====================


     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE UNAUDITED INTERIM
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                               DAIMLERCHRYSLER AG

                                  (IN MILLIONS)


                                                          Industrial Business               Financial Services
                                                    --------------------------------   -------------------------------
                                                          At               At                At              At
                                                       June 30,       December 31,        June 30,      December 31,
                                                         2000             1999              2000            1999
                                                    --------------   ---------------   --------------  ---------------
                                                              (unaudited)                        (unaudited)

ASSETS

    Intangible assets .........................     (EURO)  2,759   (EURO)    2,632    (EURO)    192   (EURO)     191
    Property, plant and equipment, net ........            39,276            36,338               94               96
    Investments and long-term financial assets              3,708             3,079              972              863
    Equipment on operating leases, net ........             4,983             3,433           28,557           23,816
                                                    --------------  ----------------   --------------  ---------------
  FIXED ASSETS ................................            50,726            45,482           29,815           24,966
                                                    --------------  ----------------   --------------  ---------------
    Inventories ...............................            14,982            14,036              739              949
    Trade receivables .........................             9,509             8,522              324              318
    Receivables from financial services .......                39                38           50,008           38,697
    Other receivables .........................             6,436             5,408            7,880            7,163
    Securities ................................             8,864             8,250            1,249              719
    Cash and cash equivalents .................             4,016             8,197            1,254              902
                                                    --------------  ----------------   --------------  ---------------
  NON-FIXED ASSETS ............................            43,846            44,451           61,454           48,748
                                                    --------------  ----------------   --------------  ---------------
  DEFERRED TAXES ..............................             3,100             3,710               88               96
                                                    --------------  ----------------   --------------  ---------------
  PREPAID EXPENSES ............................             7,271             7,076              137              138
                                                    --------------  ----------------   --------------  ---------------
  TOTAL ASSETS ................................           104,943           100,719           91,494           73,948
                                                    ==============  ================   ==============  ===============

LIABILITIES AND STOCKHOLDERS' EQUITY
  STOCKHOLDERS' EQUITY ........................     (EURO) 31,294   (EURO)   30,318    (EURO)  6,379   (EURO)   5,742
                                                    --------------  ----------------   --------------  ---------------
  MINORITY INTERESTS ..........................               630               637               13               13
                                                    --------------  ----------------   --------------  ---------------
  ACCRUED LIABILITIES .........................            37,542            37,155              739              540
                                                    --------------  ----------------   --------------  ---------------
    Financial liabilities .....................             2,213             4,400           76,223           60,088
    Trade liabilities .........................            17,448            15,484              322              302
    Other liabilities .........................             9,351             7,655            2,646            2,631
                                                    --------------  ----------------   --------------  ---------------
  LIABILITIES .................................            29,012            27,539           79,191           63,021
                                                    --------------  ----------------   --------------  ---------------
  DEFERRED TAXES ..............................               885             1,227            4,831            3,965
                                                    --------------  ----------------   --------------  ---------------
  DEFERRED INCOME .............................             5,580             3,843              341              667
                                                    --------------  ----------------   --------------  ---------------
  TOTAL LIABILITIES ...........................            73,649            70,401           85,115           68,206
                                                    --------------  ----------------   --------------  ---------------
  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY ..           104,943           100,719           91,494           73,948
                                                    ==============  ================   ==============  ===============


     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE UNAUDITED INTERIM
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                               DAIMLERCHRYSLER AG


            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (IN MILLIONS)


                                                                                             Six Months Ended June 30,
                                                                             -----------------------------------------------------
                                                                                                   Consolidated
                                                                             -----------------------------------------------------
                                                                                  2000
                                                                                (NOTE 1)           2000                1999
                                                                             --------------   ---------------   ------------------

Net income ..........................................................        $       3,295    (EURO)   3,453    (EURO)   2,650
Income (loss) applicable to minority interests ......................                   (2)               (2)               15
Adjustments to reconcile net income to net cash provided by operating activities:
    Gains on disposals of businesses (see also Note 5) ..............                   (4)               (4)             (272)
    Depreciation and amortization of equipment on
      operating leases...............................................                2,619             2,744             1,452
    Depreciation and amortization of fixed assets ...................                3,320             3,478             2,844
    Change in deferred taxes ........................................                1,328             1,391             1,611
    Change in financial instruments .................................                 (472)             (495)              118
    (Gains) losses on disposals of fixed assets/securities...........                 (325)             (340)             (165)
    Change in trading securities ....................................                   58                61               458
    Change in accrued liabilities ...................................                 (365)             (382)            1,861
    Changes in other operating assets and liabilities:
      - inventories, net ............................................                 (557)             (584)           (2,040)
      - trade receivables ...........................................                 (999)           (1,047)           (1,210)
      - trade liabilities ...........................................                1,472             1,542               329
      - other assets and liabilities ................................                1,172             1,227                96
                                                                             --------------   ---------------   ---------------
CASH PROVIDED BY OPERATING ACTIVITIES ...............................               10,540            11,042             7,747
                                                                             --------------   ---------------   --------------

Purchases of fixed assets:
 - Increase in equipment on operating leases ........................              (11,024)          (11,550)           (9,181)
 - Purchases of property, plant and equipment .......................               (4,938)           (5,173)           (3,927)
 - Purchases of other fixed assets ..................................                 (193)             (202)             (209)
Proceeds from disposals of equipment on operating leases.............                4,723             4,948             3,781
Proceeds from disposals of fixed assets..............................                  216               226               330
Payments for acquisitions of businesses .............................                 (711)             (745)             (658)
Proceeds from disposals of businesses ...............................                   92                96               375
(Increase) decrease in receivables from financial
services, net .......................................................               (9,493)           (9,945)           (4,117)
Acquisitions of securities (other than trading), net ................               (2,164)           (2,267)           (1,665)
Change in other cash ................................................                  349               366               750
                                                                             --------------   ---------------   --------------
CASH USED FOR INVESTING ACTIVITIES ..................................              (23,143)          (24,246)          (14,521)
                                                                             --------------   ---------------   --------------

Change in financial liabilities (including amounts for
    commercial paper borrowings of (EURO)(10) ($(10))
    and (EURO)6,436 in 2000 and 1999, respectively) .................               10,904            11,423             9,896
Dividends paid (including profit transferred from
    subsidiaries) ...................................................               (2,253)           (2,360)           (2,378)
Proceeds from issuance of capital stock (including
    minority interests) .............................................                   65                68                74
Purchase of treasury stock ..........................................                  (64)              (67)               --
                                                                             --------------   ---------------   ---------------
CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES ....................                8,652             9,064             7,592
                                                                             --------------   ---------------   ---------------

Effect of foreign exchange rate changes on cash and cash
    equivalents (maturing within 3 months) ..........................                  291               305               582
                                                                             --------------   ---------------   ---------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
    (MATURING WITHIN 3 MONTHS) ......................................               (3,660)           (3,835)            1,400
                                                                             --------------   ---------------   ---------------
CASH AND CASH EQUIVALENTS (MATURING WITHIN 3 MONTHS)

    AT BEGINNING OF PERIOD ..........................................                8,362             8,761             6,281
                                                                             --------------   ---------------   ---------------
    AT END OF PERIOD ................................................                4,702             4,926             7,681
                                                                             ==============   ===============   ===============



     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE UNAUDITED INTERIM
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                               DAIMLERCHRYSLER AG

                                  (IN MILLIONS)


                                                                             Six Months Ended June 30,
                                                           ------------------------------------------------------------------
                                                                Industrial Business                  Financial Services
                                                           ------------------------------      ------------------------------
                                                               2000             1999               2000              1999
                                                           ------------    --------------      -------------    -------------
Net income ...........................................    (EURO)  3,206    (EURO)   2,334      (EURO)   247     (EURO)    316
Income (loss) applicable to minority interests .......               (2)               13                --                 2
Adjustments to reconcile net income to net cash
provided by operating activities:
    Gains on disposals of businesses
      (see also Note 5) ..............................               (4)             (272)               --                --
    Depreciation and amortization of  equipment on
      operating leases ...............................              193               115             2,551             1,337
    Depreciation and amortization of fixed assets ....            3,443             2,816                35                28
    Change in deferred taxes .........................              771             1,384               620               227
    Change in financial instruments ..................             (486)              127                (9)               (9)
    (Gains) losses on disposals of fixed
      assets/securities ..............................             (339)             (191)               (1)               26
    Change in trading securities .....................               61               458                --                --
    Change in accrued liabilities ....................             (354)            1,800               (28)               61
    Changes in other operating assets and liabilities:
      - inventories, net .............................             (552)           (1,922)              (32)             (118)
      - trade receivables ............................           (1,066)           (1,775)               19               565
      - trade liabilities ............................            1,529               213                13               116
      - other assets and liabilities .................            1,628               (35)             (401)              131
                                                                -------           -------           -------           -------
CASH PROVIDED BY OPERATING ACTIVITIES ................            8,028             5,065             3,014             2,682
                                                                -------           -------           -------           -------

Purchases of fixed assets:
 - Increase in equipment on operating leases .........           (3,041)           (1,926)           (8,509)           (7,255)
 - Purchases of property, plant and equipment ........           (5,157)           (3,902)              (16)              (25)
 - Purchases of other fixed assets ...................             (177)             (175)              (25)              (34)
Proceeds from disposals of equipment on operating
leases ...............................................            2,798             2,469             2,150             1,312
Proceeds from disposals of fixed assets ..............              206               322                20                 8
Payments for acquisitions of businesses ..............             (690)             (627)              (55)              (31)
Proceeds from disposals of businesses ................               83               375                13                --
(Increase) decrease in receivables from financial
services, net ........................................              188               213           (10,133)           (4,330)
Acquisitions of securities (other than trading), net .           (1,767)           (1,690)             (500)               25
Change in other cash .................................              132               744               234                 6
                                                                -------           -------           -------           -------
CASH USED FOR INVESTING ACTIVITIES ...................           (7,425)           (4,197)          (16,821)          (10,324)
                                                                -------           -------           -------           -------

Change in financial liabilities ......................           (2,551)            1,807            13,974             8,089
Dividends paid (including profit transferred from
    subsidiaries) ....................................           (2,359)           (2,378)               (1)               --
Proceeds from issuance of capital stock (including
    minority interests) ..............................              (95)               52               163                22
Purchase of treasury stock ...........................              (67)               --                --                --
                                                                -------           -------           -------           -------
CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES .....           (5,072)             (519)           14,136             8,111
                                                                -------           -------           -------           -------
Effect of foreign exchange rate changes on cash and
    cash equivalents (maturing within 3 months) ......              283               558                22                24
                                                                -------           -------           -------           -------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
    (MATURING WITHIN 3 MONTHS) .......................           (4,186)              907               351               493
                                                                -------           -------           -------           -------
CASH AND CASH EQUIVALENTS (MATURING WITHIN 3 MONTHS)
    AT BEGINNING OF PERIOD ...........................            7,859             5,660               902               621
                                                                -------           -------           -------           -------
    AT END OF PERIOD .................................            3,673             6,567             1,253             1,114
                                                                =======           =======           =======           =======


     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE UNAUDITED INTERIM
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                               DAIMLERCHRYSLER AG


                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS
                                  (IN MILLIONS)


1.  PRESENTATION OF CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

     The condensed consolidated financial statements of DaimlerChrysler AG and subsidiaries ("DaimlerChrysler" or the "Group") have been prepared in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP"). All amounts herein are shown in millions of euros ("(EURO)") and as of and for the three and six months ended June 30, 2000, are also presented in U.S. dollars ("$"), the latter being presented solely for the convenience of the reader at the rate of (EURO)1= $0.9545, the Noon Buying Rate of the Federal Reserve Bank of New York on June 30, 2000.

    Certain prior year balances have been reclassified to conform with the Group's current year presentation.

    The information included in the condensed consolidated financial statements is unaudited but reflects all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. The condensed consolidated financial statements should be read in conjunction with the December 31, 1999 consolidated financial statements and notes included in the Group's 1999 Annual Report on Form 20-F.

    To enhance the readers' understanding of the Group's consolidated financial statements, the accompanying financial statements present, in addition to the consolidated financial statements, information with respect to the financial position, results of operations and cash flows of the Group's industrial and financial services business activities. Such information, however, is not required by U.S. GAAP and is not intended to, and does not represent the separate U.S. GAAP financial position, results of operations or cash flows of the Group's industrial or financial services business activities. Transactions between the Group's industrial and financial businesses principally represent intercompany sales of products, intercompany borrowings and related interest, and other support under special vehicle financing programs. The effects of transactions between the industrial and financial services businesses have been eliminated within the industrial business columns.

2. DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

ADOPTION OF SFAS 133

     DaimlerChrysler elected to adopt Statement of Financial Accounting Standards ("SFAS") No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, on January 1, 2000. Upon adoption of this Statement, DaimlerChrysler recorded a net transition adjustment gain of (EURO)12 (net of income tax expense of (EURO)5) in net income and a net transition adjustment loss of (EURO)349 (net of income tax benefit of (EURO)367) in accumulated other comprehensive income. During the three- and six-month periods ended June 30, 2000, DaimlerChrysler reclassified (EURO)75 and (EURO)159, respectively, of net losses (net of income tax benefit of (EURO)69 and (EURO)157, respectively) from accumulated other comprehensive income into net income relating to the transition adjustment included in accumulated other comprehensive income on January 1, 2000.

FOREIGN CURRENCY RISK MANAGEMENT

    As a consequence of the global nature of DaimlerChrysler's businesses, its operations and its reported financial results and cash flows are exposed to the risks associated with fluctuations in the exchange rates between the euro, the U.S. dollar and other major world currencies. DaimlerChrysler's businesses are exposed to transaction risk whenever revenues are denominated in a currency other than the currency in which the costs relating to those revenues are incurred. This risk exposure primarily affects the Mercedes-Benz Passenger Cars division and the Aerospace segment. In the Mercedes-Benz Passenger Cars division, revenues are denominated in the currencies of the countries

                               DAIMLERCHRYSLER AG


                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS
                                  (IN MILLIONS)


in which cars are sold, but manufacturing costs are denominated primarily in euros. Similarly, Aerospace revenues resulting from the sale of aircraft and other aerospace related products are principally denominated in U.S. dollars due to the requirements of the marketplace, but the products are manufactured almost exclusively in Germany. An additional risk element associated with the operations of the Aerospace segment is that the sale contracts for its products, especially aircraft, are generally made well in advance of the production and delivery of the products.

    In order to mitigate the impact of currency exchange rate fluctuations, DaimlerChrysler continually assesses its exposure to currency risks and hedges a portion of those risks through the use of derivative financial instruments, principally forward exchange contracts. The Group does not enter into these types of derivative financial instruments for purposes other than hedging. Responsibility for managing DaimlerChrysler's currency exposures and use of currency derivatives is centralized within the Group's Currency Committee. The Currency Committee, which consists of two separate sub-groups, one for the Group's vehicle business and one for Aerospace, is comprised of members of senior management from each of the respective businesses as well as from the Corporate Treasury Department of DaimlerChrysler. Decisions concerning foreign currency hedging taken by the Currency Committee are implemented by Corporate Treasury. DaimlerChrysler's Board of Management is regularly informed of the decisions of the Currency Committee as well as the actions of Corporate Treasury.

    With the initial public offering (IPO) of the European Aeronautic Defense and Space Company (EADS) on July 10, 2000 (see also Note 14), DaimlerChrysler Aerospace and its subsidiaries have ceased to participate in DaimlerChrysler's centralized financial management. Treasury functions for these entities will be carried out by EADS.

INTEREST RATE AND EQUITY PRICE RISK MANAGEMENT

    DaimlerChrysler holds a variety of interest rate sensitive assets and liabilities to manage the liquidity and cash needs of its day-to-day operations. A substantial volume of interest rate sensitive assets and liabilities are related to the lease and sales financing business. In particular, the Group's lease and sales financing business principally enters into transactions with customers resulting in fixed-rate long-term receivables. In order to finance these receivables, the Group issues variable-rate long-term debt, medium-term notes and commercial paper. These interest rate sensitive financial liabilities expose DaimlerChrysler to variability in interest payments due to changes in interest rates. Management believes it is prudent to limit the variability of a portion of its interest payments. DaimlerChrysler uses derivative financial instruments including swaps, swaptions, forward rate agreements, futures, caps and floors to manage the risks arising from changes in interest rates. The Group does not enter into these types of derivative financial instruments for purposes other than hedging.

    The Group assesses interest rate risk by continually identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities. The Group maintains risk management control systems independent of Corporate Treasury to monitor interest rate risk attributable to both DaimlerChrysler's outstanding or forecasted debt obligations as well as its offsetting hedge positions. The risk management control systems involve the use of analytical techniques, including value-at-risk analyses, to estimate the expected impact of changes in interest rates on the Group's future cash flows.

    The Group also holds investments in various equity and debt securities to improve the return on its liquidity. These securities subject DaimlerChrysler to risks due to changes in quoted market prices. Management believes it is prudent to limit the variability of a portion of the potential changes in market prices. To a much lesser extent than the risks from changing interest rates, DaimlerChrysler uses derivative financial instruments including futures and options to manage the risks arising from changes in equity prices.

                               DAIMLERCHRYSLER AG


                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS
                                  (IN MILLIONS)


    The Group assesses equity and debt securities price risk by continually monitoring changes in key economic, industry and market information and maintains risk management control systems independent of Corporate Treasury to monitor risks attributable to both DaimlerChrysler's investments as well as its offsetting hedge positions. The risk management control systems involve the use of analytical techniques, including value-at-risk analyses, to estimate the potential loss and manage the risks of the Group's investments.

INFORMATION WITH RESPECT TO FAIR VALUE HEDGES

    Gains and losses in fair value of recognized assets and liabilities and firm commitments of operating transactions as well as gains and losses on derivative financial instruments designated as fair value hedges of these recognized assets and liabilities and firm commitments are recognized currently in revenues, as the principle transactions being hedged involve sales of the Group's products. Net gains and losses in fair value of both recognized financial assets and liabilities and derivative financial instruments designated as fair value hedges of these financial assets and liabilities are recognized currently in financial income, net.

INFORMATION WITH RESPECT TO CASH FLOW HEDGES

    Changes in the value of foreign currency forward contracts designated and qualifying as cash flow hedges of forecasted transactions are reported in accumulated other comprehensive income. These amounts are subsequently reclassified into earnings, as a component of the value of the forecasted transaction, in the same period as the forecasted transaction affects earnings. Changes in the fair value of interest rate swaps designated as hedging instruments of variability of cash flows associated with variable-rate long-term debt or financing receivables are also reported in accumulated other comprehensive income. These amounts are subsequently reclassified into interest expense or financial income, respectively, as a yield adjustment in the same period in which the related interest on the floating-rate debt obligations or financing receivables affect earnings.

    As of June 30, 2000, DaimlerChrysler had purchased derivative financial instruments with a maximum maturity of 30 months to hedge its exposure to the variability in future cash flows associated with foreign currency forecasted transactions.

ADOPTION OF SFAS NO. 138

     On June 15, 2000, the Financial Accounting Standards Board issued SFAS No. 138, ACCOUNTING FOR CERTAIN DERIVATIVE INSTRUMENTS AND CERTAIN HEDGING ACTIVITIES - AN AMENDMENT OF FASB STATEMENT NO. 133. The new Standard amends SFAS No. 133 principally by:

    1. Expanding the normal purchases and normal sales exception,

    2. Permitting an entity to hedge to a designated benchmark interest rate defined as either (a) the interest rate on direct Treasury obligations of the U.S. government (Treasury rate), or (b) the London Interbank Offered Rate (LIBOR) swap rate,

    3. Permitting entities to hedge recognized foreign-currency-denominated assets and liabilities for which a foreign currency transaction gain or loss is recognized in earnings, and

    4. Permitting certain internal derivatives to qualify for hedge accounting in the consolidated financial statements even though these internal derivatives are offset on a net or aggregate basis, rather than individually, by third party derivative contracts.

DaimlerChrysler will adopt SFAS No. 138 on July 1, 2000. Adoption of this accounting standard is not anticipated to have a material impact on the Group's consolidated financial statements.

                               DAIMLERCHRYSLER AG


                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS
                                  (IN MILLIONS)


3.  ACQUISITIONS

    In the first quarter of 1999, DaimlerChrysler acquired the remaining outstanding shares of Adtranz, a rail systems joint venture, from Asea Brown Boveri for $472 ((EURO)441). The acquisition has been accounted for under the purchase method of accounting. The purchase price has been allocated to assets acquired and liabilities assumed based on their estimated fair values. This allocation resulted in goodwill of (EURO)100, which will be amortized on a straight-line basis over 17 years.

4.  INCOME TAXES

    Effective January 1, 1999, the tax laws in Germany were changed, including a reduction in the retained corporate income tax rate from 45% to 40%. The effects of the changes in the German tax law on the December 31, 1998 deferred tax assets and liabilities were recognized in the amount of (EURO)597 (basic:
(EURO)0.60 per share; diluted: (EURO)0.59 per share) as a charge in the consolidated statement of income for the first quarter of 1999.

5.  EXTRAORDINARY ITEM

     In March 1999, debis AG, a wholly-owned subsidiary of DaimlerChrysler included in the Services segment, sold a portion of its interests in debitel AG in an initial public offering of its ordinary shares for proceeds of (EURO)274. The sale resulted in an extraordinary after-tax gain of (EURO)124 (net of income tax expense of (EURO)132), of which (EURO)3 (net of income tax expense of
(EURO)2) was recognized in the three-month period ended June 30, 1999, and reduced debis' remaining equity interest in debitel to approximately 43%.

6.  INVENTORIES

    Inventories are comprised of the following:


                                                       At June 30,    At December 31,
                                                           2000             1999
                                                     --------------   ---------------
Raw materials and manufacturing supplies .........   (EURO)   2,772   (EURO)    2,602
Work-in-process ..................................            6,967             6,285
Finished goods, parts and products held for resale           10,041             9,887
Advance payments to suppliers ....................              618               518
                                                            -------           -------
                                                             20,398            19,292
Less: Advance payments received ..................           (4,677)           (4,307)
                                                            -------           -------
                                                             15,721            14,985
                                                            =======           =======


7.  CASH AND CASH EQUIVALENTS

    As of June 30, 2000 and December 31, 1999 cash and cash equivalents include
(EURO)344 and (EURO)338, respectively, of deposits with original maturities of more than three months.

                               DAIMLERCHRYSLER AG


                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS
                                  (IN MILLIONS)


8.  STOCKHOLDERS' EQUITY

    The changes in stockholders' equity for the six months ended June 30, 2000 follow (in (EURO)):


                                                                             Accumulated other
                                                                            comprehensive income
                                                                ----------------------------------------------
                                           Additional           Cumulative    Available-               Minimum
                                Capital     paid-in   Retained  translation    for-sale  Derivative    pension   Treasury
                                 stock      capital   earnings  adjustment    securities instruments  liability    Stock     Total
                                --------  ----------- --------- -----------  ----------- -----------  --------- ----------- --------

BALANCE AT JANUARY 1, 2000         2,565       7,329    23,925        1,922          347         --        (28)        --    36,060
Comprehensive income:
  Net income ...................      --          --     3,453           --           --         --         --         --     3,453
  Other comprehensive income ...      --          --        --          916          (13)      (381)         8         --       530
                                                                                                                            --------
  Total comprehensive income ...                                                                                              3,983
Increase in stated value of
  capital stock ................      44         (44)       --           --           --         --         --         --        --
Purchase of capital stock ......      --          --        --           --           --         --         --        (67)      (67)
Re-issuance of treasury stock ..      --          --        --           --           --         --         --         55        55
Dividends ......................      --          --    (2,358)          --           --         --         --         --    (2,358)
                                --------  ----------- --------- -----------  ----------- -----------  --------- ----------- --------
BALANCE AT JUNE 30, 2000           2,609       7,285    25,020        2,838          334       (381)       (20)       (12)   37,673
                                ========  =========== ========= ===========  =========== ===========  ========= =========== ========


     Upon adoption of SFAS 133, a net transition adjustment loss of (EURO)349 (net of income tax benefit of (EURO)367) was recorded in accumulated other comprehensive income. During the three- and six-month periods ended June 30, 2000, DaimlerChrysler reclassified (EURO)75 and (EURO)159, respectively, of net losses (net of income tax benefit of (EURO)69 and (EURO)157, respectively) from accumulated other comprehensive income into net income relating to the transition adjustment included in accumulated other comprehensive income on January 1, 2000. For the three- and six-month periods ended June 30, 2000, net (gains) losses on derivatives hedging variability of cash flows, excluding amounts related to the transition adjustment, amounted to (EURO)(55) and
(EURO)283, respectively, (net of income tax (expense) benefit of (EURO)(47) and (EURO)301, respectively). Reclassification adjustments for losses reclassified into income, excluding amounts related to the transition adjustment, amounted to
(EURO)61 and (EURO)92, respectively, (net of income tax benefit of (EURO)77 and (EURO)107, respectively) for the three- and six-month periods ended June 30, 2000.

    Total comprehensive income of the Group for the three months ended June 30, 2000 and the three- and the six-month periods ended June 30, 1999 was
(EURO)1,610, (EURO)2,211 and (EURO)4,236, respectively.

    During the first half of 2000, DaimlerChrysler purchased and re-issued Ordinary Shares in connection with an employee share purchase plan. At June 30, 2000, approximately 0.2 million Ordinary Shares were held in treasury designated for future issuances under employee share purchase plans.

    In April 2000, the Group's shareholders agreed to increase the amount of capital stock per share from approximately (EURO)2.56 (originating from the conversion of Deutsche Marks into euros) to (EURO)2.60. This resulted in an increase of capital stock and an equivalent decrease of additional paid-in capital of (EURO)44. The conditional and authorized capital as described in the Articles of Association were adjusted accordingly. DaimlerChrysler is authorized to issue convertible bonds and notes with warrants in a nominal volume of up to
(EURO)15,000 with a term of up to 20 years by April 18, 2005. The convertible bonds and notes with warrants shall grant to the holders or creditors option or conversion rights for new shares in DaimlerChrysler in an amount not to exceed
(EURO)300 of capital stock. DaimlerChrysler is also entitled to grant up to 96,000,000 rights (representing up to approximately (EURO)250 of capital stock) with respect to the DaimlerChrysler Stock Option Plan by April 18, 2005 (see also Note 9). Finally, DaimlerChrysler is authorized through October 18, 2001, to acquire treasury stock for certain defined purposes up to a maximum of
(EURO)256 of capital stock, representing approximately 10% of issued and outstanding capital stock.

                               DAIMLERCHRYSLER AG


                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS
                                  (IN MILLIONS)


9.  STOCK-BASED COMPENSATION

    In April 2000, the Group's shareholders approved the DaimlerChrysler Stock Option Plan 2000 (the "Plan") which provides for the granting of stock options for the purchase of DaimlerChrysler Ordinary Shares to eligible employees. Options granted under the Plan are exercisable at a reference price per DaimlerChrysler Ordinary Share determined by the Supervisory Board plus a 20% premium. The options become exercisable in equal installments on the second and third anniversaries from the date of grant. All unexercised options expire ten years from the date of grant. If the market price per DaimlerChrysler Ordinary Share on the date of exercise is at least 20% higher than the reference price, the holder is entitled to receive a cash payment equal to the original exercise premium of 20%. During the first half of 2000, the Group issued 15.6 million options at a reference price of (EURO)62.30. In May 2000, certain shareholders challenged the approval of the Plan at the stockholders' meeting in April 2000.

10. ACCRUED LIABILITIES


    Accrued liabilities are comprised of the following:       At June 30,     At December 31,
                                                                 2000              1999
                                                            --------------    --------------
Pension plans and similar obligations .......               (EURO)  13,550    (EURO)  14,048
Income and other taxes ......................                        2,025             2,281
Other accrued liabilities ...................                       22,706            21,366
                                                            --------------    --------------
                                                                    38,281            37,695
                                                            ==============    ==============

    In January 2000, DaimlerChrysler AG contributed an additional (EURO)1,275 of securities to the DaimlerChrysler Pension Trust.

11.   SEGMENT REPORTING

    Segment information for the three-month periods ended June 30, 2000 and 1999 follows (in (EURO)):

                         Mercedes-
                           Benz
                         Passenger
                           Cars     Chrysler  Commercial               Aero-            Elimi-   Consoli-
                          & smart    Group     Vehicles    Services    space    Other   nations   dated
                        ----------- --------- ----------- ----------- -------- -------- ------- ---------
June 30, 2000
  Revenues ............     10,716    18,029       7,124       3,765    2,446    1,658      --    43,738
  Intersegment sales ..        697         9         391         820       10       74  (2,001)       --
                        ----------- --------- ----------- ----------- -------- -------- ------- ---------
  Total revenues ......     11,413    18,038       7,515       4,585    2,456    1,732  (2,001)   43,738

  Operating Profit
   (Loss) .............        753     1,163         379         220      245      (62)    (72)    2,626

June 30, 1999

  Revenues ............      9,278    16,249       5,999       2,379    2,313    1,108      --    37,326
  Intersegment sales ..        293        13         676         675        5       80  (1,742)       --
                        ----------- --------- ----------- ----------- -------- -------- ------- ---------
  Total revenues ......      9,571    16,262       6,675       3,054    2,318    1,188  (1,742)   37,326

  Operating Profit
   (Loss) .............        616     1,322         319         268      189     (172)     15     2,557

                               DAIMLERCHRYSLER AG


                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS
                                  (IN MILLIONS)


Segment information for the six-month periods ended June 30, 2000 and 1999 follows (in (EURO)):


                         Mercedes-
                           Benz
                         Passenger
                           Cars     Chrysler  Commercial                Aero-           Elimi-   Consoli-
                          & smart    Group     Vehicles    Services     space   Other   nations   dated
                        ----------- --------- ----------- ----------- -------- -------- ------- ---------
June 30, 2000
  Revenues ............     19,869    36,859      13,742       7,194    4,297    2,740      --    84,701
  Intersegment sales ..      1,438       150         578       1,347       13      185  (3,711)       --
                        ----------- --------- ----------- ----------- -------- -------- ------- ---------
  Total revenues ......     21,307    37,009      14,320       8,541    4,310    2,925  (3,711)   84,701

  Operating Profit
  (Loss) ..............      1,344     2,516         625         415      362     (135)    (49)    5,078

June 30, 1999
  Revenues ............     17,389    31,450      12,036       4,889    4,230    2,322      --    72,316
  Intersegment sales ..        622       103         788         956        8      184  (2,661)       --
                        ----------- --------- ----------- ----------- -------- -------- ------- ---------
  Total revenues ......     18,011    31,553      12,824       5,845    4,238    2,506  (2,661)   72,316

  Operating Profit
  (Loss) ..............      1,147     2,778         502         705      282      (98)     15     5,331

A reconciliation to operating profit follows (in (EURO)):


                                                                     Three months ended          Six months ended
                                                                          June 30,                   June 30,
                                                                    ----------------------  ------------------------
                                                                        2000        1999        2000         1999
                                                                    ----------  ----------  ----------  ------------
Income before financial income ................................         2,760       2,406       5,265         4,841
       Pension and postretirement benefit expenses other
         than service cost ..................................             (64)         90         (92)          175
       Operating income from affiliated, associated and
         related companies...................................              17          31          33            44
       Gain on disposal of debitel shares....................              --           5          --           256
       Miscellaneous.........................................             (87)         25        (128)           15
                                                                    ----------  ----------  ----------  ------------
Consolidated operating profit .................................         2,626       2,557       5,078         5,331
                                                                    ==========  ==========  ==========  ============

                               DAIMLERCHRYSLER AG


                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS
                                  (IN MILLIONS)


12.  EARNINGS PER SHARE

    The computation of basic and diluted earnings per share for "Income before extraordinary item and cumulative effect of a change in accounting principle " is as follows (in millions of (EURO) or millions of shares, except earnings per share):


                                                                   Three months ended           Six months ended
                                                                          June 30,                   June 30,
                                                                 -------------------------  -------------------------
                                                                    2000          1999         2000         1999
                                                                 ------------  -----------  -----------  ------------
Income before  extraordinary  item and cumulative effect of a
   change in accounting principle - basic....................          1,748        1,484        3,441         2,526
   Interest  expense on  convertible  bonds and notes (net of
   tax)......................................................              4            4            9             9
                                                                 ------------  -----------  -----------  ------------
Income before  extraordinary  item and cumulative effect of a
   change in accounting principle - diluted .................          1,752        1,488        3,450         2,535
                                                                 ============  ===========  ===========  ============


Weighted average number of shares outstanding - basic .......        1,003.3      1,003.0      1,003.3       1,002.6
    Dilutive effect of convertible bonds and notes ..........           10.7         10.8         10.7          10.8
                                                                 ------------  -----------  -----------  ------------
Weighted average number of shares outstanding - diluted .....        1,014.0      1,013.8      1,014.0       1,013.4
                                                                 ============  ===========  ===========  ============

EARNINGS PER SHARE BEFORE EXTRAORDINARY ITEM AND
   CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE

    Basic ...................................................           1.74         1.48         3.43          2.52
                                                                 ============  ===========  ===========  ============
    Diluted .................................................           1.73         1.47         3.40          2.50
                                                                 ============  ===========  ===========  ============

    Options issued in connection with the 2000 Stock Option Plan were not included in the computation of diluted earnings per share because the options' underlying exercise price was greater than the average market price for DaimlerChrysler Ordinary Shares during the respective period.

    An income tax charge of (EURO)597 relating to changes in German tax laws was included in the consolidated statement of income for the six months ended June 30, 1999 and resulted in a reduction of basic and diluted earnings per share of
(EURO)0.60 and (EURO)0.59, respectively.

                               DAIMLERCHRYSLER AG


                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS
                                  (IN MILLIONS)


13.   SUMMARIZED FINANCIAL INFORMATION

     Summarized financial information for DaimlerChrysler North America Holding Corporation, DaimlerChrysler Corporation and Chrysler Financial Company, L.L.C. and their respective consolidated subsidiaries is set forth below (in millions of U.S. $):


DAIMLERCHRYSLER NORTH AMERICA HOLDING CORPORATION                              June 30,          December 31,
     AND CONSOLIDATED SUBSIDIARIES*)                                             2000                1999
                                                                           -----------------  -------------------

  Cash, cash equivalents and securities ..............................     $          8,916   $            9,624
  Receivables from financial services ................................               34,169               26,515
  Property and equipment, net ........................................               25,679               24,737
  Equipment on operating leases, net .................................               27,795               22,898
  Other assets .......................................................               25,976               25,146
                                                                           -----------------  -------------------
  TOTAL ASSETS .......................................................              122,535              108,920
                                                                           =================  ===================

  Current liabilities.................................................               53,928               54,137
  Non-current liabilities.............................................               46,796               35,099
  Stockholder's equity................................................               21,811               19,684
                                                                           -----------------  -------------------
  TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY .........................              122,535              108,920
                                                                           =================  ===================



                                        Three months ended June 30,              Six months ended June 30,
                                   --------------------------------------  --------------------------------------
                                          2000                1999               2000                1999
                                   -------------------  -----------------  -----------------  -------------------

Revenues:
  Net sales of products ........   $          22,532    $         22,778   $         46,635   $          44,600
  Finance and other revenues ...               2,689               1,835              4,928               3,439
Total expenses .................              24,258              23,363             49,467              45,462
Net income before cumulative
   effect of a change in
   accounting principle ........                 963               1,250              2,096               2,577
Net income......................                 963               1,250              2,090               2,577


*) Effective December 31, 1999, DaimlerChrysler AG contributed its shares of DaimlerChrysler Corporation to DaimlerChrysler North America Holding Corporation. Accordingly, prior period amounts have been restated to include the accounts of DaimlerChrysler Corporation and consolidated subsidiaries.


DAIMLERCHRYSLER CORPORATION                                                    June 30,          December 31,
     AND CONSOLIDATED SUBSIDIARIES**)                                            2000                1999
                                                                           -----------------  -------------------

  Cash, cash equivalents and securities ..............................     $          8,002   $            8,671
  Receivables from financial services ................................               21,705               15,042
  Property and equipment, net ........................................               24,005               23,131
  Other assets .......................................................               40,140               35,499
                                                                           -----------------  -------------------
  TOTAL ASSETS .......................................................               93,852               82,343
                                                                           =================  ===================

  Current liabilities ................................................               37,679               35,985
  Non-current liabilities ............................................               38,731               30,735
  Stockholder's equity................................................               17,442               15,623
                                                                           -----------------  -------------------
  TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY .........................               93,852               82,343
                                                                           =================  ===================

**) Including Chrysler Financial Company, L.L.C. and consolidated subsidiaries.

                               DAIMLERCHRYSLER AG


                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS
                                  (IN MILLIONS)


DAIMLERCHRYSLER CORPORATION                 Three months ended June 30,             Six months ended June 30,
     AND CONSOLIDATED SUBSIDIARIES**)   -------------------------------------  ------------------------------------
                                              2000               1999                2000               1999
                                        -----------------  ------------------  -----------------  -----------------
Revenues:
  Sales of manufactured products ...    $         16,784   $          17,106    $        35,150   $         34,028
  Finance and insurance revenues ...               1,571                 778              2,943              1,429
  Other revenues ...................                 213                 456                423                850
Total expenses .....................              17,733              17,266             36,688             34,078
Net income before cumulative effect
  of a change in accounting
  principle ........................                 835               1,074              1,828              2,229
Net income .........................                 835               1,074              1,830              2,229

**) Including Chrysler Financial Company, L.L.C. and consolidated subsidiaries.


CHRYSLER FINANCIAL COMPANY, L.L.C.                                             June 30,          December 31,
     AND CONSOLIDATED SUBSIDIARIES                                               2000                1999
                                                                           -----------------  -------------------

  Finance receivables and retained interests, net ....................     $         24,751   $           18,713
  Vehicles leased, net ...............................................               14,623               11,850
  Loans and other amounts due from affiliates ........................                1,592                1,852
  Other assets .......................................................                2,383                1,709
                                                                           -----------------  -------------------
  TOTAL ASSETS .......................................................               43,349               34,124
                                                                           =================  ===================

  Current liabilities.................................................               12,193               14,178
  Non-current liabilities.............................................               27,679               16,622
  Shareholder's investment............................................                3,477                3,324
                                                                           -----------------  -------------------
  TOTAL LIABILITIES AND SHAREHOLDER'S INVESTMENT......................               43,349               34,124
                                                                           =================  ===================



                                           Three months ended June 30,            Six months ended June 30,
                                       ------------------------------------  ------------------------------------
                                             2000               1999               2000               1999
                                       -----------------  -----------------  -----------------  -----------------
Net margin and other revenues ......   $            295   $            419   $           646    $           831
Total costs and expenses ...........                231                244               486                512
Net earnings .......................                 59                120               142                216


    Separate full consolidated financial statements of DaimlerChrysler North America Holding Corporation, DaimlerChrysler Corporation and Chrysler Financial Company, L.L.C. and their respective consolidated subsidiaries are not presented as management has determined that such information is not material to holders of the outstanding debt securities.

                              DAIMLER CHRYSLER AG


                      NOTES TO UNAUDITED INTERIM CONDENSED
                       CONSOLIDATED FINANCIAL STATEMENTS
                                 (IN MILLIONS)

14.   PENDING TRANSACTIONS

    In June 2000, DaimlerChrysler and Hyundai Motor Company signed a Letter of Intent and a Stock Purchase Agreement to form an alliance, primarily consisting of a joint venture for the development, production and marketing of commercial vehicles as well as for the development and production of passenger cars. Under the terms of the Stock Purchase Agreement, DaimlerChrysler will purchase an approximate 10% equity interest in Hyundai Motor Company for approximately
(EURO)450.

    In March 2000, DaimlerChrysler and Mitsubishi Motors Corporation signed a Letter of Intent to form an alliance regarding the design, development, production and distribution of passenger cars and light commercial vehicles. The agreement excludes medium and heavy trucks and other commercial vehicles. Under the terms of the Letter of Intent, DaimlerChrysler plans to receive a 34% equity interest in Mitsubishi Motors Corporation for approximately (EURO)2,100 through newly issued capital stock. In combination with the closing of the transaction, DaimlerChrysler also plans to purchase convertible bonds of Mitsubishi Motors Corporation for approximately (EURO)200. Consummation of the transactions is expected to occur in the second half of 2000.

    Moreover, in March 2000, DaimlerChrysler and Deutsche Telekom agreed to combine their information technology activities in a joint venture. As part of the agreement, Deutsche Telekom will receive a 50.1% interest in debis Systemhaus through a capital investment in debis Systemhaus.

    In October 1999, DaimlerChrysler, the French Lagardere Group and the French government agreed to merge their respective aerospace and defense activities into a new company. In December 1999, Sociedad Estatal de Participaciones Industriales (SEPI) agreed to join the Franco-German alliance. The new corporation, called European Aeronautic Defense and Space Company (EADS), was established through a merger of Aerospatiale Matra S.A., DaimlerChrysler Aerospace AG and Construcciones Aeronauticas S.A. (CASA). The exchange of shares of DaimlerChrysler Aerospace for shares of EADS and the IPO of EADS were completed in July 2000. DaimlerChrysler will account for its interest in EADS using the equity method of accounting.

15.   SUBSEQUENT EVENTS

    In July 2000, the Group agreed to acquire all remaining outstanding shares of Detroit Diesel Corporation for approximately (EURO)450. The acquisition of the remaining 78.7% interest in Detroit Diesel Corporation is subject to various conditions, including among others, approval of certain governmental authorities. The transaction is anticipated to be completed in 2000.

    Moreover, in July 2000, DaimlerChrysler agreed to acquire 100% of the outstanding shares of Western Star Trucks Holdings Ltd. for approximately
(EURO)500. The acquisition is subject to various conditions, including among others, approval of certain governmental authorities. Consummation of the transaction is expected in 2000.

                                 DAIMLERCHRYSLER















                                 INTERIM REPORT

                                     Q2 2000

CONTENTS

Business Review                                       3
Mercedes-Benz Passenger Cars & smart                  5
Chrysler Group                                        6
Commercial Vehicles                                   7
Services                                              8
Aerospace                                             9
Other Industrial Businesses                          10
Analysis of the Financial Situation                  12
Consolidated Financial Statements                    16
Disclosure Schedule                                  20

DAIMLERCHRYSLER

Amounts in millions                                              Q2 00        Q2 00         Q2 99      % change
                                                                US $(1)       (EURO)        (EURO)
----------------------------------------------------------------------------------------------------------------
REVENUES                                                        41,748       43,738        37,326           +17
European Union                                                  13,113       13,738        13,380            +3
    Germany                                                      6,360        6,663         7,197            -7
USA                                                             21,558       22,586        19,924           +13
Other Markets                                                    7,077        7,414         4,022           +84
EMPLOYEES (June 30)                                                         474,849       463,081            +3
INVESTMENTS IN PROPERTY, PLANT AND EQUIPMENT                     2,736        2,866         2,283           +26
CASH PROVIDED BY OPERATING ACTIVITIES                            4,569        4,787         5,215            -8
OPERATING PROFIT                                                 2,507        2,626         2,557            +3
OPERATING PROFIT ADJUSTED(2)                                     2,507        2,626         2,552            +3
NET INCOME                                                       1,668        1,748         1,487           +18
NET INCOME ADJUSTED(2)                                           1,668        1,748         1,484           +18
Basic Earnings per Share (in US $/(EURO))                         1.66         1.74          1.48           +18
Basic Earnings per Share adjusted(2) (in US $/(EURO))             1.66         1.74          1.48           +18
----------------------------------------------------------------------------------------------------------------

Amounts in millions                                            Q1-2 00      Q1-2 00       Q1-2 99      % change
                                                                US $(1)      (EURO)       (EURO)
----------------------------------------------------------------------------------------------------------------
REVENUES                                                        80,847       84,701        72,316           +17
European Union                                                  24,640       25,814        24,828            +4
    Germany                                                     11,758       12,318        13,756           -10
USA                                                             42,938       44,985        38,468           +17
Other Markets                                                   13,269       13,902         9,020           +54
EMPLOYEES (June 30)                                                         474,849       463,081            +3
INVESTMENTS IN PROPERTY, PLANT AND EQUIPMENT                     4,938        5,173         3,927           +32
CASH PROVIDED BY OPERATING ACTIVITIES                           10,540       11,042         7,747           +43
OPERATING PROFIT                                                 4,847        5,078         5,331            -5
OPERATING PROFIT ADJUSTED(2)                                     4,847        5,078         5,075            +0
NET INCOME                                                       3,296        3,453         2,650           +30
NET INCOME ADJUSTED(2)                                           3,284        3,441         3,123           +10
Basic Earnings per Share (in US $/(EURO))                         3.28         3.44          2.64           +30
Basic Earnings per Share adjusted(2) (in US $/(EURO))             3.27         3.43          3.11           +10
----------------------------------------------------------------------------------------------------------------

Certain prior year balances have been reclassified to conform with current year presentation.

1) Rate of exchange: 1(EURO)= US $ 0.9545 (based on the noon buying rate on June 30, 2000).
2)     Excluding one-time effects.












                    REVENUES                    OPERATING PROFIT                  NET INCOME            EARNINGS PER SHARE
              IN BILLIONS OF (EURO)           IN BILLIONS OF (EURO)          IN BILLIONS OF (EURO)           IN (EURO)

               1999           2000            1999            2000           1999            2000      1999            2000
----------------------------------------------------------------------------------------------------------------------------
Q1             35.0            41.0             2.8            2.5            1.2            1.7        1.16           1.70
Q2             37.3            43.7             2.6            2.6            1.5            1.7        1.48           1.74
Q3             36.2               -             3.3              -            2.0              -        1.95              -
Q4             41.4               -             2.4              -            1.1              -        1.13              -



                    OPERATING PROFIT                NET INCOME                     EARNINGS PER SHARE
                         ADJUSTED                    ADJUSTED                          ADJUSTED
                  in billions of (EURO)        in billions of (EURO)                  in (EURO)
---------------------------------------------------------------------------------------------------------
                 1999           2000            1999            2000           1999            2000
Q1                  2.5             2.5             1.6            1.7            1.64           1.69
Q2                  2.6             2.6             1.5            1.7            1.48           1.74
Q3                  2.6               -             1.5              -            1.51              -
Q4                  2.7               -             1.6              -            1.59              -

BUSINESS REVIEW - INCREASED OPERATING PROFIT IN THE 2ND QUARTER

o   SUSTAINED REVENUE GROWTH (+17% TO (EURO)43.7 BILLION)

o OPERATING PROFIT OF (EURO)2.6 BILLION IS HIGHER THAN IN THE 2ND QUARTER OF LAST YEAR

o NET INCOME (AS REPORTED AND ADJUSTED) INCREASES BY 18% TO (EURO)1.7 BILLION, EARNINGS PER SHARE UP FROM (EURO)1.48 TO (EURO)1.74

o UNIT SALES RISE BY 3% TO A TOTAL OF 1,306,000 PASSENGER CARS AND COMMERCIAL VEHICLES

o   STRATEGIC ALLIANCE WITH HYUNDAI MOTOR COMPANY

RISE IN OPERATING PROFIT

o In the 2nd quarter of 2000, DaimlerChrysler achieved an operating profit of (EURO)2.6 billion, an increase of 3% compared with the same period of 1999.

o Particularly strong improvements came from the divisions Mercedes-Benz Passenger Cars & smart (+22%), Commercial Vehicles (+19%) and Aerospace (+30%).

o Despite the very competitive North American market the Chrysler Group and Services divisions performed well, but were below last year's levels of operating profit.

o Net income rose (+18%) to(EURO)1.7 billion in the 2nd quarter, earnings per share of(EURO)1.74 increased 18% from last year's figure.

UNIT SALES AND REVENUES AT NEW RECORD LEVELS

o   2nd quarter revenues and unit sales reached new record levels.

o DaimlerChrysler's revenues increased by 17% to (EURO)43.7 billion. Services recorded the biggest percentage growth with a rate of 50%.

o There was a particularly strong increase in revenues in the USA of 13%. Economic recovery in South America led to revenue growth of 84% in other markets.

o Despite the model change of the C-class, which was initiated in the 2nd quarter, and the upcoming launch of the new Minivan, DaimlerChrysler sold 1.3 million vehicles, exceeding last year's figure by 3%.

STRATEGIC MOVES STRENGTHEN COMPETITIVE POSITION IN THE AUTOMOTIVE BUSINESS

o On June 26, DaimlerChrysler and Hyundai Motor Company (HMC) agreed to enter into an alliance. DaimlerChrysler will acquire a 10% stake in HMC for US$428 million.

o One of the purposes of this alliance is to jointly develop and produce new vehicles, including technologically advanced, profitable small cars, which we will sell in growth markets.

o In the production of small cars we intend to achieve the necessary economies of scale together with Hyundai and also with Mitsubishi Motors.

o In addition, there will be a 50:50 joint venture for the development and production of commercial vehicles. Hyundai will transfer its Korean manufacturing plant and sales network into this company.

o The utilization of worldwide sales opportunities should enable us to increase our joint market share.

o This alliance will not only give DaimlerChrysler access to the important South Korean market. Because of the significant cost advantages (up to 30%) that South Korea offers compared with manufacturing locations in the USA, Japan and Western Europe, this alliance will also strengthen our competitive position in other international markets.

o Together with the planned acquisition of a stake in Mitsubishi, DaimlerChrysler will have the brands and products it needs to be successful worldwide in all markets and in all market segments. A further advantage is comprehensive access to the Asian automotive markets, which will also provide a broader basis for our financial services activities.

o Through the merging of aerospace activities in Europe and the initial public offering of shares in EADS on July 10, 2000, as well as with the joint venture negotiated between IT Services and Deutsche Telekom that is to be entered into in the second half of the year, we have further concentrated our activities on our core competencies of building motor vehicles and providing services along the automotive value chain.

INTENSIFIED E-BUSINESS ACTIVITIES

o In recent months, DaimlerChrysler has developed and approved e-business concepts for all divisions and central functions. Parallel to this, we have decided to set up an e-business organization.

o We have now worked out plans of action for our internal-business, business-to-business (B2B), business-to-customer (B2C) and telematics activities. Various teams are already working on the implementation of these measures.

WORKFORCE EXPANSION

o At the end of the 2nd quarter, 474,800 people were employed by DaimlerChrysler, which is 3% more than at the end of the 2nd quarter of 1999.

OUTLOOK

o In the second half of the year we expect a continuation of the generally positive unit sales trend for vehicles.

o The Mercedes-Benz Passenger Cars & smart division should again exceed the high level of the previous year. Due to the competitive market situation and particularly the intense model changeover activities in the USA, Chrysler Group's unit sales will be slightly off the record 1999 figure. For the Commercial Vehicles division we expect unit sales similar to in 1999, despite the weakening US market.

o Because of the positive developments in nearly all divisions, and also due to the strength of the US dollar, we expect continued growth in revenues (adjusted for changes in the consolidated group) in the second half of the year.

o The second half of 2000 will bring major product launches in the Chrysler Group including the all-new generation of Minivans, the Sebring convertible and the Sebring and Stratus coupes and sedans. The combination of launches and the tough competitive US market will temporarily depress operating profit in the second half, especially in the 3rd quarter.

o Going forward, production levels and earnings will improve again, since the combination of the new models and a stable automobile market in the USA should lead to a significant reduction in marketing expense.

o There may be another impact on Financial Services' earnings trend in the second half of the year, caused by sustained pressure on used-vehicle prices.

o These effects on earnings will be more than completely offset by high one-time income from the deconsolidation of Dasa and the first at-equity accounting for the IT joint venture with Deutsche Telekom.

o Because of these one-time effects we anticipate that operating profit for the whole of the year 2000 will significantly exceed the figure achieved in 1999. Operating profit adjusted for one-time effects will most likely not equal the high level of last year.

Share Price Index
(as of January 3, 2000)

                                DaimlerChrysler        DAX        MSCI Automobiles
                                                                        Index

January 3, 2000                             100         100                     100
January 31, 2000                             90         101                      92
February 29, 2000                            95         113                      86
March 31, 2000                               92         113                     100
April 28, 2000                               87         110                     100
May 31, 2000                                 79         105                      90
June 30, 2000                                74         102                      88
July 20, 2000                                81         111                      87

MERCEDES-BENZ PASSENGER CARS & SMART

o   FURTHER INCREASES IN UNIT SALES, REVENUES AND EARNINGS

o   EXCELLENT SALES START FOR THE C-CLASS SEDAN

o   SMART UNIT SALES UP BY 65%

Amounts in millions                    Q2 00         Q2 00         Q2 99      % change
                                        US $         (EURO)         (EURO)
----------------------------------------------------------------------------------------
Operating Profit                          719           753           616           +22
Revenues                               10,894        11,413         9,571           +19
Unit Sales                                          309,728       275,591           +12
Production                                          283,983       280,583            +1
Employees (June 30)                                  99,593       100,757            -1
----------------------------------------------------------------------------------------

Unit Sales                             Q2 00         Q2 99      % change
--------------------------------------------------------------------------
Total                                 309,728       275,591           +12
  Western Europe                      212,068       191,855           +11
    Germany                           115,007       108,613            +6
  USA                                  57,905        49,035           +18
  Japan                                10,824        14,469           -25
  Other Markets                        28,931        20,232           +43
--------------------------------------------------------------------------

RECORD UNIT SALES OF MERCEDES-BENZ CARS

o The Mercedes-Benz Passenger Cars & smart division increased its 2nd quarter unit sales by 12% to 309,700 vehicles. Operating profit grew by a significant 22% to (EURO)753 million.

o Through the continuing market success of the S-Class (+12%), the E-Class (+17%) and the M-Class (+30%), as well as the new C-Class sedan (+14%), unit sales of Mercedes-Benz passenger cars reached a new record of 276,400.

o Lower unit sales in the Japanese market (-25%) - primarily due to the upcoming C-Class model change in September - were more than offset by rising demand in the rest of the Asia/Pacific region (+71%).

NEW C-CLASS LAUNCHED WITH MORE EFFICIENT PRODUCTION

o Manufacturing efficiency has been significantly improved with the production of the new C-Class sedan in the Sindelfingen and Bremen plants. Compared with the previous model, the acceleration of production up to the planned daily output level has been shortened from twelve to six months.

IMPROVED PERFORMANCE of SMART

o The positive development of unit sales for the smart continued in the 2nd quarter, resulting in a figure of 33,300 cars sold (+65%). The smart was particularly successful in Italy (+244% to 11,000 units).

o Supported by the new models (smart cdi and smart convertible) the trend for higher-value cars being sold in terms of equipment and versions was intensified.

OUTLOOK

o From autumn there will be additional positive impetus from the launch of the C-Class sedan in the USA, the start of the series production of the right-hand-drive version of this model for the UK and Japan, and the completion of the engine range.

o For 2000 as a whole, we expect new records for both unit sales and revenues.




Amounts in millions                  Q1-2 00       Q1-2 00       Q1-2 99      % change
                                        US $         (EURO)         (EURO)
----------------------------------------------------------------------------------------
Operating Profit                        1,283         1,344         1,147           +17
Revenues                               20,338        21,307        18,011           +18
Unit Sales                                          570,093       519,094           +10
Production                                          579,837       549,244            +6
Employees (June 30)                                  99,593       100,757            -1
----------------------------------------------------------------------------------------

Unit Sales                           Q1-2 00       Q1-2 99      % change
--------------------------------------------------------------------------
Total                                 570,093       519,094           +10
  Western Europe                      386,476       361,581            +7
    Germany                           206,688       200,084            +3
  USA                                 107,392        92,202           +16
  Japan                                21,375        27,002           -21
  Other Markets                        54,850        38,309           +43
--------------------------------------------------------------------------

CHRYSLER GROUP

o   UNIT SALES ABOVE LAST YEAR'S LEVEL

o   DEMAND FOR PT CRUISER EXCEEDS ALL EXPECTATIONS

o   FUTURE COST REDUCTIONS DUE TO NEW MANUFACTURING TECHNOLOGIES


Amounts in millions                    Q2 00         Q2 00         Q2 99      % change
                                        US $         (EURO)         (EURO)
----------------------------------------------------------------------------------------
Operating Profit                        1,110         1,163         1,322           -12
Revenues                               17,217        18,038        16,262           +11
Unit Sales                                          851,148       848,964            +0
Production                                          850,429       844,941            +1
Employees (June 30)                                 125,903       129,566            -3
----------------------------------------------------------------------------------------

Unit Sales                             Q2 00         Q2 99      % change
--------------------------------------------------------------------------
Total                                 851,148       848,964            +0
  NAFTA                               798,133       808,303            -1
    USA                               674,658       710,213            -5
  Other Markets                        53,015        40,661           +30
--------------------------------------------------------------------------

UNIT SALES AT A HIGH LEVEL

o Unit sales remained at a high level in spite of intense price competition in the NAFTA region.

o Chrysler's PT Cruiser established an entirely new market segment and attracted many customers who had not previously considered a Chrysler vehicle. An amazing 29,800 PT Cruisers were sold during the 2nd quarter.

o Even with the exciting new model change coming up, Minivan sales of 182,000 units (+2%) maintained high levels. There was only a slight decline for passenger cars and Jeep -Registered Trademark-.

o Revenues exceeded the high level of the previous year as the depreciation of the euro against the US dollar more than offset a changed product mix and the higher cost of sales incentives, which were generally caused by interest rate increases and the life cycle management of several products being replaced in the coming months.

o In the short term, expenditure for the development and launch of exciting new products and powertrains also contributed to earnings compression.

LOWER COSTS THROUGH FLEXIBLE PRODUCTION

o The introduction of new flexible manufacturing techniques means that we expect to achieve significant time and cost savings with future product launches. This "rolling launch" capability enables us to produce a new model on the same assembly line while the old model is still being built, thus reducing production losses during model changeovers.

OUTLOOK

o In the near future our competitive position will be strengthened by the launch of a series of new models, such as the Minivan, the Sebring convertible, and the Sebring and Stratus coupes and sedans. In fact, the upcoming product cycle is the most expansive in our history.

o For 2000 as a whole, we expect revenues to be at the same high level as last year.




Amounts in millions                  Q1-2 00       Q1-2 00       Q1-2 99      % change
                                        US $        (EURO)        (EURO)
----------------------------------------------------------------------------------------
Operating Profit                        2,401         2,516         2,778            -9
Revenues                               35,325        37,009        31,553           +17
Unit Sales                                        1,774,705     1,684,822            +5
Production                                        1,762,547     1,668,888            +6
Employees (June 30)                                 125,903       129,566            -3
----------------------------------------------------------------------------------------

Unit Sales                           Q1-2 00       Q1-2 99      % change
--------------------------------------------------------------------------
Total                               1,774,705     1,684,822            +5
  NAFTA                             1,675,763     1,601,348            +5
    USA                             1,447,731     1,422,662            +2
  Other Markets                        98,942        83,474           +19
--------------------------------------------------------------------------

COMMERCIAL VEHICLES

o   OPERATING PROFIT INCREASED BY +19%

o   ENHANCED MARKET POSITION IN THE NAFTA REGION

o   MARKET RECOVERY IN SOUTH AMERICA AND TURKEY

Amounts in millions            Q2 00         Q2 00         Q2 99      % change
                                US $         (EURO)        (EURO)
--------------------------------------------------------------------------------
Operating Profit                  362           379           319           +19
Revenues                        7,173         7,515         6,675           +13
Unit Sales                                  145,126       142,322            +2
Production                                  143,373       137,984            +4
Employees (June 30)                          90,320        88,577            +2
--------------------------------------------------------------------------------

Unit Sales                     Q2 00         Q2 99      % change
------------------------------------------------------------------
Total                         145,126       142,322            +2
  Western Europe               73,066        72,767            +0
    Germany                    29,642        29,876            -1
  USA                          38,546        44,902           -14
  South America                12,723        10,628           +20
  Other Markets                20,791        14,025           +48
------------------------------------------------------------------

CONTINUED POSITIVE BUSINESS TREND

o Due to its comprehensive and competitive range of products the Commercial Vehicles division has again increased its unit sales and revenues.

o Positive business developments continued in Western Europe: in the 2nd quarter there was growth for both vans (+2% to 51,600 units) and buses (+5% to 1,700 units).

o Unit sales of trucks over 6 tons were slightly lower than in the previous year.

o Although we improved our market shares in the NAFTA region, unit sales of 44,300 vehicles did not equal the extremely high level of last year.

o Expansion in South America was particularly strong: our unit sales rose by 20% to 12,700 vehicles.

o Due to our improved cost position in nearly all areas, operating profit increased to (EURO)379 million (+19%).

NEW PRODUCTS AND SERVICES

o In the next three years, about 30 Mercedes-Benz Citaro city buses with fuel-cell engines will be delivered to transportation companies in Europe and Australia. This makes DaimlerChrysler the first automotive manufacturer in the world to be present in the market with this technology.

o The Sprinter van, which has sold extremely well in Europe for several years, will be launched in the USA and Canada under the Freightliner brand before the end of this year.

OUTLOOK

o Despite the declining market in the NAFTA region we expect units sales and revenues similar to in 1999.

o We anticipate that our planned acquisitions of the commercial vehicle manufacturer, Western Star, and of the diesel engine manufacturer, Detroit Diesel Corporation, will help to further improve our competitive position in the North American truck and bus markets and in worldwide diesel engine markets, as well as yielding significant synergy effects.








Amounts in millions           Q1-2 00       Q1-2 00       Q1-2 99      % change
                                 US $        (EURO)        (EURO)
--------------------------------------------------------------------------------
Operating Profit                  597           625           502           +25
Revenues                       13,668        14,320        12,824           +12
Unit Sales                                  281,316       269,909            +4
Production                                  288,474       278,056            +4
Employees (June 30)                          90,320        88,577            +2
--------------------------------------------------------------------------------

Unit Sales                    Q1-2 00       Q1-2 99      % change
------------------------------------------------------------------
Total                         281,316       269,909            +4
  Western Europe              136,928       136,459            +0
    Germany                    52,204        56,070            -7
  USA                          80,544        85,615            -6
  South America                25,085        21,036           +19
  Other Markets                38,759        26,799           +45
------------------------------------------------------------------

SERVICES

o   DEBIS STILL EXPANDING

o   SIGNIFICANT INCREASE IN NEW BUSINESS FOR FINANCIAL SERVICES

o   PREPARATIONS FOR JOINT VENTURE BETWEEN IT SERVICES AND DEUTSCHE
    TELEKOM

Amounts in millions            Q2 00         Q2 00         Q2 99       % change
                                US $         (EURO)        (EURO)
--------------------------------------------------------------------------------
Operating Profit                  210           220           268           -18
Revenues                        4,376         4,585         3,054           +50
Contract Volume               113,257       118,656        86,577           +37
New Business                   12,743        13,350        12,600            +6
Employees (June 30)                          29,868        24,236           +23
--------------------------------------------------------------------------------

FURTHER GROWTH IN REVENUES

o In the Services division, revenues of (EURO)4.6 billion for the 2nd quarter exceeded the level of the previous year by 50%. Growth was achieved primarily outside Germany; with a share of 57%, the NAFTA region was again the most important market.

o Because of higher refinancing costs, rising pressure on margins and tough competition affecting used-car prices and the residual values of leased vehicles, operating profit of (EURO)220 million was lower than the level of the previous year.

DYNAMIC GROWTH FOR FINANCIAL SERVICES

o For the Financial Services business unit there were again increases in revenues, new business and contract volume.

o In the 2nd quarter we founded a company in Turkey and, together with the Colmobil Group, also founded the joint venture, debis Financial Services Israel.

o The Car Fleet Management business further improved its market position by means of a contract with Viag/Bayernwerk (3,400 vehicles) and the acquisition of Leasing Polska (1,700 vehicles).

POSITIVE DEVELOPMENTS AT IT SERVICES

o   The IT Services business unit increased its 2nd quarter revenues by 12% to
    (EURO)809 million.

o Preparations for the joint venture with Deutsche Telekom, which will acquire a 50.1% stake in debis Systemhaus by way of a capital increase, are making good progress.

OUTLOOK

o In the area of Financial Services we expect strong growth during the rest of this year, despite continuing pressure on margins. We will continue to push forward with internationalization.

o In fleet management we will continue to expand our services along the automotive value chain.

Amounts in millions                  Q1-2 00       Q1-2 00       Q1-2 99      % change
                                        US $         (EURO)        (EURO)
----------------------------------------------------------------------------------------
Operating Profit                          396           415           449(1)         -8
Revenues                                8,152         8,541         5,845           +46
Contract Volume                       113,257       118,656        86,577           +37
New Business                           28,110        29,450        22,867           +29
Employees (June 30)                                  29,868        24,236           +23
----------------------------------------------------------------------------------------

1) Excluding one-time effects.

AEROSPACE

o   CONTINUATION OF POSITIVE BUSINESS DEVELOPMENTS

o   EADS INITIAL PUBLIC OFFERING ON JULY 10, 2000 IN FRANKFURT, PARIS
    AND MADRID

o   POSITIVE DECISION ON THE A 3XX LARGE AIRCRAFT

o   AIRBUS INTEGRATED COMPANY AGREED

Amounts in millions            Q2 00         Q2 00         Q2 99       % change
                                US $         (EURO)        (EURO)
--------------------------------------------------------------------------------
Operating Profit                  234           245           189           +30
Revenues                        2,344         2,456         2,318            +6
Employees (June 30)                          45,668        45,996            -1
--------------------------------------------------------------------------------

NEW STRUCTURES FOR AEROSPACE

o On July 10, 2000, DaimlerChrysler Aerospace, Aerospatiale Matra and CASA merged to form the third-largest aerospace company in the world, the European Aeronautic Defence and Space Company (EADS).

o After the initial public offering of EADS shares at the stock exchanges in Frankfurt, Paris and Madrid, DaimlerChrysler is the biggest single shareholder in EADS, with an equity stake of approximately 30%.

o In addition, Astrium started business operations in May 2000. This new company combines the space activities of Dasa and Matra Marconi Space and is now the biggest company in this field in Europe. EADS has a 75% stake in Astrium.

o In June, the Airbus partners agreed to convert the existing Airbus consortium into a stock corporation with effect from January 1, 2001, in which all significant Airbus activities will be integrated. EADS will hold 80% and BAe Systems 20% of this company's stock. Furthermore, the decision was taken to offer the A 3XX large aircraft to airlines.

EARNINGS, REVENUES AND INCOMING ORDERS ALL HIGHER

o Primarily due to increased order fulfillment by the Aero Engines business unit, 2nd quarter revenues rose by 6% to (EURO)2.5 billion. As a result of positive business developments in the Commercial Aircraft's business, operating profit increased to (EURO)245 million (+30%).

o Incoming orders soared by 88% to (EURO)4.8 billion. The two main factors behind this development were orders for 180 Airbus aircraft and the series production contract for the Nato transport helicopter, NH90.

OUTLOOK

o On the basis of a high order backlog and new, more competitive structures, EADS is faced with tremendous growth prospects.

o In DaimlerChrysler consolidated financial statements EADS will be included at equity, in line with our stake in the company. However, the Aero Engines business unit will not be integrated into EADS, but will remain within the DaimlerChrysler Group as a fully consolidated, directly managed business unit.

Amounts in millions          Q1-2 00       Q1-2 00       Q1-2 99       % change
                                US $         (EURO)        (EURO)
--------------------------------------------------------------------------------
Operating Profit                  346           362           282           +28
Revenues                        4,114         4,310         4,238            +2
Employees (June 30)                          45,668        45,996            -1
--------------------------------------------------------------------------------

OTHER INDUSTRIAL BUSINESSES

o   RESTRUCTURING OF ADTRANZ PROGRESSING ACCORDING TO PLAN

o   TEMIC STILL GROWING FASTER THAN ITS MARKET

o   HIGH INCOMING ORDERS FOR DIESEL ENGINES

RAIL SYSTEMS

Amounts in millions            Q2 00         Q2 00         Q2 99       % change
                                US $         (EURO)        (EURO)
--------------------------------------------------------------------------------
Revenues                        1,025         1,074           819           +31
Incoming Orders                 1,215         1,273         1,056           +21
Employees (June 30)                          22,067        23,904            -8
--------------------------------------------------------------------------------

HIGHER REVENUES AND INCOMING ORDERS

o In the 2nd quarter, Adtranz increased its revenues over the previous year by 31% to (EURO)1.1 billion. Incoming orders went up by 21% to (EURO)1.3 billion.

o In the area of regional and intercity trains Adtranz gained valuable orders in the UK and Sweden. The business unit also obtained major tramcar orders in Germany, Finland and Switzerland.

o In Sweden the first contracts were signed for the delivery of the new Itino family of regional vehicles. Adtranz successfully defended its leading position in the growth sector of operations and maintenance with a series of incoming orders.

OUTLOOK

o For the year 2000 as a whole, we expect Adtranz to achieve strong growth in revenues and incoming orders and to continue implementation of restructuring measures according to plan.

Amounts in millions          Q1-2 00       Q1-2 00       Q1-2 99       % change
                                US $         (EURO)        (EURO)
--------------------------------------------------------------------------------
Revenues                        1,701         1,782         1,521           +17
Incoming Orders                 1,805         1,891         1,503           +26
Employees (June 30)                          22,067        23,904            -8
--------------------------------------------------------------------------------

AUTOMOTIVE ELECTRONICS

Amounts in millions            Q2 00         Q2 00         Q2 99       % change
                                US $         (EURO)        (EURO)
--------------------------------------------------------------------------------
Revenues                          241           253           227           +11
Incoming Orders                   305           320           288           +11
Employees (June 30)                           5,587         4,955           +13
--------------------------------------------------------------------------------

POSITIVE TREND ALSO IN THE 2ND QUARTER

o TEMIC, our Automotive Electronics business unit, again grew at a faster rate than its overall market in the second quarter of 2000.

o Revenues increased by 11% to (EURO)253 million. Above-average contributions to this growth came from the areas of ABS, drivetrains and chassis, and engine management. Incoming orders also increased by 11% to (EURO)320 million.

o Due to these favorable business developments we have expanded the workforce worldwide by more than 400 people since the beginning of the year.

OUTLOOK

o For the year as a whole, TEMIC expects an increase in revenues of about 10% to more than(EURO)1 billion.

o By the end of the year, the workforce worldwide will increase to over 5,600 people.

Amounts in millions          Q1-2 00       Q1-2 00       Q1-2 99       % change
                                US $         (EURO)        (EURO)
--------------------------------------------------------------------------------
Revenues                          493           516           447           +15
Incoming Orders                   590           618           570            +8
Employees (June 30)                           5,587         4,955           +13
--------------------------------------------------------------------------------

MTU/DIESEL ENGINES

Amounts in millions            Q2 00         Q2 00         Q2 99       % change
                                US $         (EURO)        (EURO)
--------------------------------------------------------------------------------
Revenues                          194           203           212            -4
Incoming Orders                   317           332           234           +42
Employees (June 30)                           5,869         5,846            +0
--------------------------------------------------------------------------------

HIGH INCOMING ORDERS IN THE 2ND QUARTER

o   The MTU/Diesel Engines business unit achieved 2nd quarter revenues of
    (EURO)203 million, a little lower than in the same period of the previous year. The decline in revenues of large engines for ferries and ships caused by order delays was almost offset by continuous growth in the area of decentralized energy systems.

o There was a strong increase in incoming orders in the 2nd quarter (+42% to (EURO)332 million). This was primarily due to the 2000 and 4000 engine series. A major military order reinforced this positive development.

OUTLOOK

o In the year 2000 we anticipate that this business unit will for the first time achieve revenues of more than (EURO)1 billion and further increase its incoming orders.

o We expect additional growth stimulus in the commercial areas of application, particularly in Western Europe and Asia.

Amounts in millions          Q1-2 00       Q1-2 00       Q1-2 99       % change
                                US $         (EURO)        (EURO)
--------------------------------------------------------------------------------
Revenues                          357           374           370            +1
Incoming Orders                   581           609           402           +51
Employees (June 30)                           5,869         5,846            +0
--------------------------------------------------------------------------------

ANALYSIS OF THE FINANCIAL SITUATION

o   OPERATING PROFIT INCREASED BY 3% IN THE 2ND QUARTER AND WAS
    CONSISTENT WITH THE PREVIOUS YEAR IN THE FIRST SIX MONTHS (ADJUSTED FOR ONE-TIME EFFECTS)

o INTENSE COMPETITION MARKS OPERATING PROFIT DEVELOPMENTS AT CHRYSLER GROUP AND SERVICES

OPERATING PROFIT BY SEGMENT
                                                    Q2 00   Q2 00    Q2 99     Q1-2 00  Q1-2 00   Q1-2 99
IN MILLIONS                                          US $  (EURO)   (EURO)        US $   (EURO)    (EURO)
---------------------------------------------------------------------------   ---------------------------
Mercedes-Benz Passenger Cars & smart                  719     753      616       1,283    1,344    1,147
Chrysler Group                                      1,110   1,163    1,322       2,401    2,516    2,778
Commercial Vehicles                                   362     379      319         597      625      502
Services                                              210     220      268         396      415      705
Aerospace                                             234     245      189         346      362      282
Other                                                 (59)    (62)    (172)       (129)    (135)     (98)
Eliminations                                          (69)    (72)      15         (47)     (49)      15
---------------------------------------------------------------------------   ---------------------------
DAIMLERCHRYSLER GROUP                               2,507   2,626    2,557       4,847    5,078    5,331
---------------------------------------------------------------------------   ---------------------------
ADJUSTED FOR GAIN ON DISPOSAL OF DEBITEL SHARES
IN 1999                                             2,507   2,626    2,552       4,847    5,078    5,075
---------------------------------------------------------------------------   ---------------------------

DAIMLERCHRYSLER'S OPERATING PROFIT INCREASED SLIGHTLY IN THE 2ND QUARTER AND EQUALED THE PRIOR YEAR IN THE FIRST SIX MONTHS

o At (EURO)2.6 billion, DaimlerChrysler's operating profit in the 2nd quarter slightly exceeded the figure of prior year's comparable quarter (+3%). In the first six months operating profit of (EURO)5.1 billion equaled the figure of the previous year adjusted for one-time effects. Positive developments in the Mercedes-Benz Passenger Cars & smart, Commercial Vehicles and Aerospace divisions were offset by lower contributions to earnings from Chrysler Group and Services.

    CONTINUED OPERATING PROFIT GROWTH FOR MERCEDES-BENZ PASSENGER CARS & SMART

o The continued increase in operating profit in the 2nd quarter was attributable to increasing unit sales of the S-Class (including the CL coupe), the facelifted E-Class and the M-Class upgrade introduced in connection with the new model year. Another positive effect in the 2nd quarter resulted from increased C-Class unit sales after the launch of the new sedan.

o Due to further increases in demand for the smart in the 2nd quarter, its negative contribution to earnings was significantly reduced in comparison with the previous year.

RECONCILIATION TO OPERATING PROFIT
                                                    Q2 00   Q2 00    Q2 99     Q1-2 00  Q1-2 00   Q1-2 99
IN MILLIONS                                          US $  (EURO)   (EURO)        US $   (EURO)    (EURO)
---------------------------------------------------------------------------   ---------------------------
---------------------------------------------------------------------------   ---------------------------
INCOME BEFORE FINANCIAL INCOME                      2,634   2,760    2,406       5,025    5,265    4,841
+/-  Pension and postretirement benefit expenses      (61)    (64)      90         (88)     (92)     175
     other than service cost
+    Operating income from affiliated,                 16      17       31          32       33       44
     associated and related companies
+    Gain on disposal of debitel shares                 0       0        5           0        0      256
+    Miscellaneous                                    (82)    (87)      25        (122)    (128)      15
---------------------------------------------------------------------------   ---------------------------
OPERATING PROFIT                                    2,507   2,626    2,557       4,847    5,078    5,331
---------------------------------------------------------------------------   ---------------------------

    LOWER OPERATING PROFIT FOR THE CHRYSLER GROUP

o Operating profit in the 2nd quarter declined despite slightly higher vehicle shipments and the depreciation of the euro against the US dollar.

o As in the first quarter, this decrease resulted from increased expenses incurred in connection with the development and market launch of new models and higher sales incentives for certain models in the extremely competitive North American market. A change in product and market mix also contributed to the decline.

    FURTHER GROWTH IN OPERATING PROFIT FOR COMMERCIAL VEHICLES

o The earnings situation improved again in the 2nd quarter. As in the first three months, this was primarily due to higher unit sales of vans in the European market and the significant recovery of the commercial vehicles business in South America and Turkey. However, in the NAFTA market unit sales of Freightliner trucks declined in the 2nd quarter, as expected.

    OPERATING PROFIT FOR SERVICES BELOW LAST YEAR'S LEVEL

o The decline in operating profit compared with the 2nd quarter of last year was a result of the continued pressure on margins in the financial services business caused by higher refinancing costs. Intense competition in the automobile industry also put pressure on used-car prices and the residual values of leased vehicles, especially in the NAFTA region.

    AEROSPACE RECORDS SUBSTANTIAL OPERATING PROFIT GROWTH

o The positive growth in the three and six months periods ended June 30, was primarily driven by the Commercial Aircraft business unit. Earnings in the 2nd quarter also benefited from the increased revenues in the Military Aircraft business unit.

    OTHER INDUSTRIAL BUSINESSES SHOW SATISFACTORY OPERATING PROFIT DEVELOPMENT

o The Rail Systems business unit broke even in the 2nd quarter after making a negative contribution to earnings in the first three months.

o The operating profit of the Automotive Electronics business unit was slightly higher than in the 2nd quarter of last year.

o 2nd quarter operating profit of the MTU/Diesel Engines business unit increased compared to the figure reported last year.

FURTHER RISE IN NET INCOME

o Financial income rose by (EURO)70 million to (EURO)59 million compared to the 2nd quarter of 1999. For the first half of the year financial income increased from (EURO)89 million to (EURO)336 million.

o   Income before income taxes of (EURO)2.8 billion in the 2nd quarter was
    (EURO)0.4 billion higher than in the same period of last year (+18%). The corresponding figure of (EURO)5.6 billion for the first half was 14% higher than in 1999.

o 2nd quarter net income and basic earnings per share were at (EURO)1.7 billion and (EURO)1.74, respectively, 18% higher than the figures for the 2nd quarter of 1999 ((EURO)1.5 billion and (EURO)1.48 per share). After adjusting for 1999's one-time effects (gain from the disposal of debitel shares and effects of changes in German tax law), net income and basic earnings per share for the first six months both increased by 10%, from
    (EURO)3.1 billion to (EURO)3.4 billion and from (EURO)3.11 to (EURO)3.43, respectively.

FINANCIAL SERVICES BUSINESS AFFECTS DEVELOPMENT OF  BALANCE SHEET STRUCTURE

o Total assets increased by (EURO)21.8 billion (+12%) compared to the end of 1999, primarily as a result of the expanding leasing and sales financing business but also due to currency effects, partially offset by the transfer of additional securities into the DaimlerChrysler Pension Trust in the 1st quarter.

o The continuing growth of the financial services business was reflected in the consolidated balance sheet mainly in the items - equipment on operating leases, net (+23%), receivables from financial services (+29%) and financial liabilities (+22%).

o Stockholders' equity increased to (EURO)37.7 billion from (EURO)36.1 billion at the end of 1999 (+4%). Positive effects from currency translation and net income contributed to this development. The equity ratio slightly decreased from 19.3% to 19.2%; however, in the industrial business the ratio increased to 29.8% (1999: 27.8%).

STATEMENT OF CASH FLOWS MARKED BY FINANCIAL SERVICES BUSINESS

o   The significant increase in cash provided by operating activities from
    (EURO)7.7 billion to (EURO)11.0 billion is primarily due to the change in working capital in the industrial business.

o The strong increase in cash used for investing activities to (EURO)24.2 billion (1st half of 1999: (EURO)14.5 billion) was mainly caused by net increases in receivables from financial services and equipment on operating leases, which were a result of the continued expansion of the financial services business.

o The net growth in financial liabilities in connection with the leasing and sales finance business caused an increase in cash provided by financing activities from (EURO)7.6 billion to (EURO)9.1 billion.

o Cash and cash equivalents with an original maturity of three months or less declined from (EURO)8.8 billion to (EURO)4.9 billion in the first half of the year. Although approximately (EURO)1.3 billion of securities was transferred into the DaimlerChrysler Pension Trust, total liquidity, which also includes longer-term investments and securities, only fell by (EURO)2.8 billion ((EURO)15.4 billion compared to (EURO)18.2 billion at the end of the previous year).

STOCK OPTIONS AND SHARE BUY-BACK

o Following shareholders' approval at the annual meeting in April 2000, a stock option plan was introduced in the first half of this year. The plan provides for the granting of 15.6 million options for DaimlerChrysler shares with a term of ten years to the members of the Board of Management and senior executives. The exercise price for the options is (EURO)62.30 plus a 20% premium. The options become exercisable in equal installments on the second and third anniversaries from the date of grant. In May 2000, certain shareholders challenged the resolution passed at the annual meeting approving the plan.

    DEVELOPMENT OF THE STOCK OPTIONS
    GRANTED TO MANAGEMENT
                                            STOCK OPTIONS        STOCK OPTIONS
    IN MILLIONS                                      2000                 1999
    ---------------------------------------------------------------------------
    Outstanding as of January 1                       0.1                 15.5
    Granted                                          15.6                   --
    Exercised                                          --                   --
    Repayments                                         --                 (0.2)
    Conversion into Stock
    Appreciation Rights (SARs) 1)                      --                (15.2)
    ---------------------------------------------------------------------------
    OUTSTANDING AS OF JUNE 30                        15.7                  0.1
    ---------------------------------------------------------------------------

    1) In the first half of 1999, the stock purchase rights from the stock option plans issued by Daimler-Benz AG in 1997 and 1998 were converted into Stock Appreciation Rights (SARs). All terms and conditions remained identical, except that the holder of an SAR has the right to receive cash equal to the difference between the option exercise price and the stock price at the time of the exercise.

o At June 30, 2000, 210,057 treasury shares were held by DaimlerChrysler ((EURO)0.5 million or 0.02% of capital stock), which were acquired in June 2000 at an average price of (EURO)56.39. These shares were purchased for distribution to eligible employees under DaimlerChrysler's employee share purchase plan.


    July 2000
    DaimlerChrysler AG

    The Board of Management


            --------------------------------------------------------

THIS CONSOLIDATED INTERIM REPORT CONTAINS FORWARD-LOOKING STATEMENTS BASED ON BELIEFS OF DAIMLERCHRYSLER MANAGEMENT. WHEN USED IN THIS REPORT, THE WORDS "ANTICIPATE," "BELIEVE," "ESTIMATE," "EXPECT," "INTEND," "PLAN" AND "PROJECT" ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. SUCH STATEMENTS REFLECT THE CURRENT VIEWS OF DAIMLERCHRYSLER WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES. MANY FACTORS COULD CAUSE THE ACTUAL RESULTS TO BE MATERIALLY DIFFERENT, INCLUDING, AMONG OTHERS, CHANGES IN GENERAL ECONOMIC AND BUSINESS CONDITIONS, CHANGES IN CURRENCY EXCHANGE RATES AND INTEREST RATES, INTRODUCTION OF COMPETING PRODUCTS, LACK OF ACCEPTANCE OF NEW PRODUCTS OR SERVICES AND CHANGES IN BUSINESS STRATEGY. ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE PROJECTED HERE. DAIMLERCHRYSLER DOES NOT INTEND OR ASSUME ANY OBLIGATION TO UPDATE THESE FORWARD-LOOKING STATEMENTS.

CONSOLIDATED STATEMENTS OF INCOME  Q2 2000


                                                        Consolidated           Industrial Business    Financial Services
                                               ----------------------------------------------------------------------------
                                               Q2 2000    Q2 2000    Q2 1999    Q2 2000    Q2 1999    Q2 2000    Q2 1999
(IN MILLIONS)                                        $     (EURO)     (EURO)     (EURO)     (EURO)     (EURO)     (EURO)
                                               ----------------------------------------------------------------------------
    ........................................
Revenues ...................................    41,748     43,738     37,326     39,957     34,986      3,781      2,340
Cost of sales ..............................   (33,236)   (34,820)   (28,922)   (31,489)   (26,999)    (3,331)    (1,923)
                                               ----------------------------------------------------------------------------
GROSS MARGIN ...............................     8,512      8,918      8,404      8,468      7,987        450        417
Selling, administrative and other expenses .    (4,887)    (5,120)    (4,897)    (4,815)    (4,653)      (305)      (244)
Research and development ...................    (1,399)    (1,466)    (1,443)    (1,466)    (1,443)        --         --
Other income ...............................       408        428        342        409        293         19         49
                                               ----------------------------------------------------------------------------
INCOME BEFORE FINANCIAL INCOME .............     2,634      2,760      2,406      2,596      2,184        164        222
Financial income, net ......................        57         59        (11)        58        (15)         1          4
                                               ----------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES .................     2,691      2,819      2,395      2,654      2,169        165        226
Effects of changes in German tax law .......        --         --         --         --         --         --         --
Income taxes ...............................    (1,026)    (1,074)      (895)    (1,045)      (833)       (29)       (62)
                                               ----------------------------------------------------------------------------
Total income taxes .........................    (1,026)    (1,074)      (895)    (1,045)      (833)       (29)       (62)
Minority interests .........................         3          3        (16)         3        (15)        --         (1)
                                               ----------------------------------------------------------------------------
INCOME BEFORE EXTRAORDINARY ITEM AND
CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING
PRINCIPLE ..................................     1,668      1,748      1,484      1,612      1,321        136        163
Extraordinary item: Gain on disposal of a
business, net of taxes .....................        --         --          3         --          3         --         --
Cumulative effect of a change in accounting
principle: transition adjustment resulting
from adoption of SFAS 133, net of taxes ....        --         --         --         --         --         --         --
                                               ----------------------------------------------------------------------------
NET INCOME .................................     1,668      1,748      1,487      1,612      1,324        136        163
                                               ============================================================================
EARNINGS PER SHARE (IN $ AND (EURO),
RESPECTIVELY)
Basic earnings per share

  Income before extraordinary item and
  cumulative effect of a change in .........      1.66       1.74       1.48         --         --         --         --
  accounting principle
  Extraordinary item .......................        --         --         --         --         --         --         --
  Cumulative effect of a change in
  accounting principle .....................        --         --         --         --         --         --         --
                                               ----------------------------------------------------------------------------
Net income .................................      1.66       1.74       1.48         --         --         --         --
                                               ============================================================================
Diluted earnings per share
  Income before extraordinary item and
  cumulative effect of a change in
  accounting principle .....................      1.65       1.73       1.47         --         --         --         --
  Extraordinary item .......................        --         --         --         --         --         --         --
  Cumulative effect of a change in
  accounting principle .....................        --         --         --         --         --         --         --
                                               ----------------------------------------------------------------------------
Net income .................................      1.65       1.73       1.47         --         --         --         --
                                               ============================================================================

CONSOLIDATED STATEMENTS OF INCOME  Q1-2 2000


                                                        Consolidated           Industrial Business    Financial Services
                                              -----------------------------------------------------------------------------
                                              Jan.-June  Jan.-June  Jan.-June  Jan.-June  Jan.-June Jan.-June   Jan.-June
(IN MILLIONS)                                      2000       2000       1999       2000       1999      2000        1999
                                                      $     (EURO)     (EURO)     (EURO)     (EURO)    (EURO)      (EURO)
                                              -----------------------------------------------------------------------------
Revenues ...................................    80,847     84,701     72,316     77,734     67,757      6,967      4,559
Cost of sales ..............................   (64,315)   (67,381)   (56,270)   (61,279)   (52,517)    (6,102)    (3,753)
                                              -----------------------------------------------------------------------------
GROSS MARGIN ...............................    16,532     17,320     16,046     16,455     15,240        865        806
Selling, administrative and other expenses .    (9,252)    (9,692)    (8,931)    (9,107)    (8,454)      (585)      (477)
Research and development ...................    (2,882)    (3,019)    (2,751)    (3,019)    (2,751)        --         --
Other income ...............................       627        656        477        611        407         45         70
                                              -----------------------------------------------------------------------------
INCOME BEFORE FINANCIAL INCOME .............     5,025      5,265      4,841      4,940      4,442        325        399
Financial income, net ......................       321        336         89        332         86          4          3
                                              -----------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES .................     5,346      5,601      4,930      5,272      4,528        329        402
Effects of changes in German tax law .......        --         --       (597)        --       (634)        --         37
Income taxes ...............................    (2,064)    (2,162)    (1,792)    (2,078)    (1,671)       (84)      (121)
                                              -----------------------------------------------------------------------------
Total income taxes .........................    (2,064)    (2,162)    (2,389)    (2,078)    (2,305)       (84)       (84)
Minority interests .........................         2          2        (15)         2        (13)        --         (2)
                                              -----------------------------------------------------------------------------
INCOME BEFORE EXTRAORDINARY ITEM AND
CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING
PRINCIPLE ..................................     3,284      3,441      2,526      3,196      2,210        245        316
Extraordinary item: Gain on disposal of a
business, net of taxes .....................        --         --        124         --        124         --         --
Cumulative effect of a change in accounting
principle: transition adjustment resulting
from adoption of SFAS 133, net of taxes ....        11         12         --         10         --          2         --
                                              -----------------------------------------------------------------------------
NET INCOME .................................     3,295      3,453      2,650      3,206      2,334        247        316
                                              =============================================================================

EARNINGS PER SHARE (IN $ AND (EURO),
RESPECTIVELY)
Basic earnings per share
  Income before extraordinary item and
  cumulative effect of a change in
  accounting principle .....................      3.27       3.43       2.52         --         --         --         --
  Extraordinary item .......................        --         --       0.12         --         --         --         --
  Cumulative effect of a change in
  accounting principle .....................      0.01       0.01         --         --         --         --         --
                                              -----------------------------------------------------------------------------
Net income .................................      3.28       3.44       2.64         --         --         --         --
                                              =============================================================================
Diluted earnings per share
  Income before extraordinary item and
  cumulative effect of a change in
  accounting principle .....................      3.25       3.40       2.50         --         --         --         --
  Extraordinary item .......................        --         --       0.12         --         --         --         --
  Cumulative effect of a change in
  accounting principle .....................      0.01       0.01         --         --         --         --         --
                                              -----------------------------------------------------------------------------
Net income .................................      3.26       3.41       2.62         --         --         --         --
                                              =============================================================================

CONSOLIDATED BALANCE SHEETS

                                                   Consolidated          Industrial Business  Financial Services
                                          --------------------------------------------------------------------------
                                           June 30,   June 30,  Dec. 31,   June 30,  Dec. 31,  June 30,    Dec. 31,
                                               2000       2000      1999       2000      1999      2000        1999
(IN MILLIONS)                                     $      (EURO)    (EURO)     (EURO)    (EURO)    (EURO)      (EURO)
                                          --------------------------------------------------------------------------
ASSETS

Intangible assets .....................       2,816      2,951     2,823      2,759     2,632        192        191
Property, plant and equipment, net ....      37,579     39,370    36,434     39,276    36,338         94         96
Investments and long-term financial
assets ................................       4,467      4,680     3,942      3,708     3,079        972        863
Equipment on operating leases, net ....      32,014     33,540    27,249      4,983     3,433     28,557     23,816
                                          --------------------------------------------------------------------------
FIXED ASSETS ..........................      76,876     80,541    70,448     50,726    45,482     29,815     24,966
                                          --------------------------------------------------------------------------
Inventories ...........................      15,006     15,721    14,985     14,982    14,036        739        949
Trade receivables .....................       9,386      9,833     8,840      9,509     8,522        324        318
Receivables from financial services ...      47,770     50,047    38,735         39        38     50,008     38,697
Other receivables .....................      13,665     14,316    12,571      6,436     5,408      7,880      7,163
Securities ............................       9,653     10,113     8,969      8,864     8,250      1,249        719
Cash and cash equivalents .............       5,030      5,270     9,099      4,016     8,197      1,254        902
                                          --------------------------------------------------------------------------
NON-FIXED ASSETS ......................     100,510    105,300    93,199     43,846    44,451     61,454     48,748
                                          --------------------------------------------------------------------------
DEFERRED TAXES ........................       3,043      3,188     3,806      3,100     3,710         88         96
                                          --------------------------------------------------------------------------
PREPAID EXPENSES ......................       7,070      7,408     7,214      7,271     7,076        137        138
                                          --------------------------------------------------------------------------
TOTAL ASSETS ..........................     187,499    196,437   174,667    104,943   100,719     91,494     73,948
                                          ==========================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Capital stock .........................       2,490      2,609     2,565
Additional paid-in capital ............       6,953      7,285     7,329
Retained earnings .....................      23,882     25,020    23,925
Accumulated other comprehensive income        2,645      2,771     2,241
Treasury stock ........................        (11)       (12)        --
                                          --------------------------------------------------------------------------
Stockholders' Equity ..................      35,959     37,673    36,060     31,294    30,318      6,379      5,742
                                          --------------------------------------------------------------------------
MINORITY INTERESTS ....................         614        643       650        630       637         13         13
                                          --------------------------------------------------------------------------
ACCRUED LIABILITIES ...................      36,540     38,281    37,695     37,542    37,155        739        540
                                          --------------------------------------------------------------------------
Financial liabilities .................      74,867     78,436    64,488      2,213     4,400     76,223     60,088
Trade liabilities .....................      16,961     17,770    15,786     17,448    15,484        322        302
Other liabilities .....................      11,451     11,997    10,286      9,351     7,655      2,646      2,631
                                          --------------------------------------------------------------------------
LIABILITIES ...........................     103,279    108,203    90,560     29,012    27,539     79,191     63,021
                                          --------------------------------------------------------------------------
DEFERRED TAXES ........................       5,456      5,716     5,192        885     1,227      4,831      3,965
                                          --------------------------------------------------------------------------
DEFERRED INCOME .......................       5,651      5,921     4,510      5,580     3,843        341        667
                                          --------------------------------------------------------------------------
TOTAL LIABILITIES .....................     151,540    158,764   138,607     73,649    70,401     85,115     68,206
                                          --------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS'
EQUITY ................................     187,499    196,437   174,667    104,943   100,719     91,494     73,948
                                          ==========================================================================

CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                          Consolidated          Industrial Business   Financial Services
                                                 -------------------------------------------------------------------------
                                                 Jan.-June Jan.-June  Jan.-June Jan.-June  Jan.-June  Jan.-June   Jan.-June
(IN MILLIONS)                                         2000       2000      1999       2000      1999      2000       1999
                                                         $      (EURO)    (EURO)     (EURO)    (EURO)     (EURO)    (EURO)
                                                 -------------------------------------------------------------------------

Net income .....................................    3,295      3,453      2,650      3,206      2,334        247        316
Income (loss) applicable to minority interests..       (2)        (2)        15         (2)        13         --          2
Adjustments to reconcile net income to net cash
provided by operating activities:
  Gains on disposals of businesses .............       (4)        (4)      (272)        (4)      (272)        --         --
  Depreciation and amortization of  equipment
  on operating leases ..........................    2,619      2,744      1,452        193        115      2,551      1,337
  Depreciation and amortization of fixed
  assets .......................................    3,320      3,478      2,844      3,443      2,816         35         28
  Change in deferred taxes .....................    1,328      1,391      1,611        771      1,384        620        227
  Change in financial instruments ..............     (472)      (495)       118       (486)       127         (9)        (9)
  (Gains) losses on disposals of fixed
  assets/securities ............................     (325)      (340)      (165)      (339)      (191)        (1)        26
  Change in trading securities .................       58         61        458         61        458         --         --
  Change in accrued liabilities ................     (365)      (382)     1,861       (354)     1,800        (28)        61
  Changes in other operating assets and
  liabilities:
    - inventories, net .........................     (557)      (584)    (2,040)      (552)    (1,922)       (32)      (118)
    - trade receivables ........................     (999)    (1,047)    (1,210)    (1,066)    (1,775)        19        565
    - trade liabilities ........................    1,472      1,542        329      1,529        213         13        116
    - other assets and liabilities .............    1,172      1,227         96      1,628        (35)      (401)       131
                                                 ---------------------------------------------------------------------------
CASH PROVIDED BY OPERATING ACTIVITIES ..........   10,540     11,042      7,747      8,028      5,065      3,014      2,682
                                                 ---------------------------------------------------------------------------

Purchases of fixed assets:
   - Increase in equipment on operating leases..  (11,024)   (11,550)    (9,181)    (3,041)    (1,926)    (8,509)    (7,255)
   - Purchases of property, plant and
     equipment .................................   (4,938)    (5,173)    (3,927)    (5,157)    (3,902)       (16)       (25)
   - Purchases of other fixed assets ...........     (193)      (202)      (209)      (177)      (175)       (25)       (34)
Proceeds from disposals of equipment on
operating leases ...............................    4,723      4,948      3,781      2,798      2,469      2,150      1,312
Proceeds from disposals of fixed assets ........      216        226        330        206        322         20          8
Payments for acquisitions of businesses ........     (711)      (745)      (658)      (690)      (627)       (55)       (31)
Proceeds from disposals of businesses ..........       92         96        375         83        375         13         --
(Increase) decrease in receivables from
financial services, net ........................   (9,493)    (9,945)    (4,117)       188        213    (10,133)    (4,330)
Acquisitions of securities (other than
    trading), net ..............................   (2,164)    (2,267)    (1,665)    (1,767)    (1,690)      (500)        25
Change in other cash ...........................      349        366        750        132        744        234          6
                                                 ---------------------------------------------------------------------------
CASH USED FOR INVESTING ACTIVITIES .............  (23,143)   (24,246)   (14,521)    (7,425)    (4,197)   (16,821)   (10,324)
                                                 ---------------------------------------------------------------------------
Change in financial liabilities (including
amounts for commercial  paper  borrowings
of (EURO)(10) ($(10)) and (EURO)6,436 in 2000
and 1999, respectively) ........................   10,904     11,423      9,896     (2,551)     1,807     13,974      8,089
Dividends paid (including profit transferred
from subsidiaries) .............................   (2,253)    (2,360)    (2,378)    (2,359)    (2,378)        (1)        --
Proceeds from issuance of capital stock
(including minority interests) .................       65         68         74        (95)        52        163         22
Purchase of treasury stock .....................      (64)       (67)        --        (67)        --         --         --
                                                 ---------------------------------------------------------------------------
CASH PROVIDED BY (USED FOR) FINANCING
ACTIVITIES .....................................    8,652      9,064      7,592     (5,072)      (519)    14,136      8,111
                                                 ---------------------------------------------------------------------------
Effect of foreign exchange rate changes on
cash and cash equivalents (maturing within
3 months) ......................................      291        305        582        283        558         22         24
                                                 ---------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS (MATURING WITHIN 3 MONTHS) .........   (3,660)    (3,835)     1,400     (4,186)       907        351        493
                                                 ---------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS (MATURING WITHIN 3
MONTHS)
  AT BEGINNING OF PERIOD .......................    8,362      8,761      6,281      7,859      5,660        902        621
                                                 ---------------------------------------------------------------------------
  AT END OF PERIOD .............................    4,702      4,926      7,681      3,673      6,567      1,253      1,114
                                                 ===========================================================================

INTERIM REPORT Q3 2000
October 26, 2000

ANNUAL RESULTS PRESS CONFERENCE
End of February 2001

ANNUAL MEETING
April 2001












INVESTOR RELATIONS

STUTTGART:
Phone  (+49) 711 17 92286, 17 92261 or 17 95277
Fax    (+49) 711 17 94075 or 17 94109

Auburn Hills:
Phone  (+1) 248 512 2950
Fax    (+1) 248 512 2912




CONCEPT AND CONTENT:
DAIMLERCHRYSLER AG,
INVESTOR RELATIONS

Additional information on DaimlerChrysler is available on the internet at:
WWW.DAIMLERCHRYSLER.COM

THIS REPORT HAS BEEN PRINTED ON ENVIRONMENT
FRIENDLY PAPER.





                                 DaimlerChrysler
                               Stuttgart, Germany
                                Auburn Hills, USA

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                        DaimlerChrysler AG







                        By:   /s/  ppa.  Hans-Georg Bruns
                              __________________________________
                              Name:      Dr. Hans-Georg Bruns
                              Title:     Vice President
                                         Chief Accounting Officer

                        By:   /s/  i.V.  Robert Koethner
                              __________________________________
                              Name:      Robert Koethner
                              Title:     Director






Date:  July 26, 2000